                                             Filed Pursuant to Rule 424(b)(1)
                                             File No. 333-16183

PROSPECTUS

                                                                ROUGE STEEL LOGO

5,250,000 SHARES

ROUGE STEEL COMPANY

CLASS A COMMON STOCK
($.01 PAR VALUE)

Pursuant to the terms of the 7 1/4% Exchangeable Notes due March 1, 2000 (the "Debt Exchangeable for Common Stock(SM)" or "DECS(SM)") of Worthington Industries, Inc., a Delaware corporation ("Worthington"), Worthington may deliver to the holders of the DECS shares of class A common stock, par value $.01 per share (the "Class A Common Stock"), of Rouge Steel Company, a Delaware corporation ("Rouge Steel" or the "Company"). This Prospectus relates to the delivery by Worthington pursuant to the DECS of up to 5,250,000 shares of Class A Common Stock, plus up to an additional 749,600 shares with respect to over-allotments. This Prospectus accompanies a prospectus supplement and prospectus (together, the "DECS Prospectus") of Worthington relating to the sale of 5,250,000 DECS, plus up to an additional 749,600 DECS solely to cover over-allotments. Rouge Steel will not receive any of the proceeds from the sale of the DECS or delivery thereunder of shares of Class A Common Stock to which this Prospectus relates. See "Use of Proceeds." Rouge Steel takes no responsibility for any information included in or omitted from the DECS Prospectus. The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

In connection with market-making activities in the DECS, Salomon Brothers Inc ("Salomon Brothers") may, subject to certain limitations, from time to time borrow, return and reborrow up to 1,000,000 shares of Class A Common Stock from Worthington. See "Plan of Distribution." Salomon Brothers is not under any obligation to engage in any market-making transactions with respect to the DECS, and any market-making in the DECS actually engaged in by Salomon Brothers may cease at any time. The Registration Statement of which this Prospectus forms a part includes a prospectus relating to shares of Class A Common Stock which may be offered and sold by Salomon Brothers pursuant to such market-making activities.

The Company has two classes of common stock outstanding, the Class A Common Stock and class B common stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share. See "Description of Capital Stock."

The Class A Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "ROU." On February 26, 1997, the last reported sale price of the Class A Common Stock on the Composite Tape was $15.50 per share. See "Price Range of Class A Common Stock and Dividends."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 27, 1997.

     ROUGE STEEL HAS BEEN ADVISED THAT, IN CONNECTION WITH THE OFFERING BY WORTHINGTON OF THE DECS, THE UNDERWRITER OF THE DECS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE (WITH RESPECT TO THE CLASS A COMMON STOCK ONLY), IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     Rouge Steel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Rouge Steel with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the world-wide web at http://www.sec.gov that contains reports, proxy statements and other information regarding the Company.

     Rouge Steel has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Class A Common Stock is listed on the NYSE. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document heretofore filed with the Commission (Registration No. 1-12852) is hereby incorporated by reference in this Prospectus:

          1. Rouge Steel's Annual Report on Form 10-K for the year ended December 31, 1996.

     All documents filed by Rouge Steel pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Rouge Steel hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above other than exhibits to such documents. Requests for such copies should be directed to Investor Relations, Rouge Steel Company, 3001 Miller Road, P.O. Box 1699, Dearborn, Michigan 48121-1699, telephone number (313) 317-8900.
                           -------------------------

  "Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon
                                 Brothers Inc.

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

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information appearing elsewhere in or incorporated by reference in this Prospectus. Unless the context indicates otherwise, (i) the information contained in this Prospectus assumes no exercise of the underwriter's over-allotment option and (ii) "Rouge Steel" or the "Company" means Rouge Steel Company and its consolidated subsidiaries.

                                  THE COMPANY

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company's ability to meet these standards and its extensive participation in the development of new products designed for automotive applications have enabled it to expand its sales to automotive customers. The Company also sells its products to steel converters, service centers and other end users.

     Rouge Steel has been in the steel manufacturing business since the 1920's, first as a division of Ford Motor Company ("Ford") and later as a subsidiary of Ford. In 1989, a corporation owned by Carl L. Valdiserri, the Company's Chairman and Chief Executive Officer, a subsidiary of Worthington and certain other corporate investors acquired all of the issued and outstanding stock of Rouge Steel from Ford (the "Acquisition"). In the seven years since the Acquisition, current management has transformed Rouge Steel from an adjunct to Ford's automotive manufacturing business into an independent, debt-free, market-driven business that has reported net income in each year since the Acquisition except 1992 when the impact of changes in accounting principles resulted in a $5.1 million loss.

     During the past 15 years, more than $900 million has been invested in the Company to modernize its facilities and tighten control over its manufacturing processes. These capital improvements have contributed to lower production costs through better utilization of the Company's facilities and have permitted it to produce a broader range of higher margin steel products. During the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures, approximately $101 million of which was spent in 1996.

     Rouge Steel's objective is to be a leading domestic producer of value-added, flat rolled carbon steel by increasing the range, quality and quantity of products the Company offers. To achieve this objective, the Company will continue to pursue a business strategy consisting of the following key elements:

     INCREASE VALUE-ADDED PRODUCT CAPABILITIES. The Company intends to continue to enhance its capability to manufacture value-added products and, where specialized skills outside the Company's area of expertise are required, to enter into strategic joint ventures or processing arrangements with leading steel processors.

     The Company and United States Steel Corporation ("USS") each invested approximately $11.0 million in 1995 to increase the capacity of Double Eagle Steel Coating Company ("Double Eagle"), the Company's electrogalvanizing joint venture with USS, from approximately 745,000 net tons to approximately 850,000 net tons annually. The expansion permits the Company to coat and sell an additional 52,500 net tons of steel annually in response to the continued demand for coated products by the automotive industry. The Company is in the process of upgrading its cold reduction mill, which the Company anticipates will increase the capacity of the mill from approximately 1.4 million net tons to approximately 1.7 million net tons annually beginning in the first half of 1997. Rouge Steel also recently added a third strand to its continuous caster that allows the Company to produce a broader range of higher carbon steel and to eliminate higher cost, lower quality slabs produced through the ingot process.
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     Rouge Steel entered into a steel blanking joint venture with Shiloh
Industries, Inc. ("Shiloh") in January 1996 as well as a cold rolled hot dipped galvanizing joint venture and a steel processing arrangement with Worthington in November 1996. The Company is also in the process of negotiating an additional joint venture. In each of these joint ventures, Rouge Steel is or would be a minority owner. The objective of the joint ventures and the processing arrangement is to permit the Company to process a larger portion of its steel into higher margin, value-added coated and blanked products and, to a lesser extent, to provide it with an additional outlet for its hot rolled and cold rolled steel. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement," and "Business -- Joint Ventures and Processing Arrangement."

          Spartan Steel Cold Rolled Hot Dipped Galvanizing Joint Venture. The Company owns a 48% interest in Spartan Steel Coating, L.L.C. ("Spartan Steel"), a joint venture with Worthington which is constructing a cold rolled hot dipped galvanizing facility near Monroe, Michigan that will coat light gauge steel products to make them corrosion resistant. The Company will be entitled to 48% of the profits from the processing services performed at the facility and will also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which will be sold to Worthington at competitive prices for processing through the facility. It is anticipated that the venture will provide the Company access to additional coated products, primarily for automotive applications. Rouge Steel has agreed to invest approximately $43 million in the facility which is expected to be placed into service in mid-1998.

          Shiloh Engineered Steel Blanking Joint Venture. The Company owns a 20% interest in Shiloh of Michigan, L.L.C. (the "Shiloh Venture"), an engineered steel blanking facility in Romulus, Michigan with an expected annual capacity of 100,000 net tons. The Company expects to process approximately 20,000 net tons of steel annually through this facility which was placed into service in late-1996. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers. The Shiloh Venture has been financed by a $28 million credit facility, 20% of which is guaranteed by the Company.

          Proposed Investment in TWB Joint Venture. The Company has reached an agreement in principle to purchase for $6.5 million an 11% interest in TWB Company ("TWB"), an existing facility that produces laser welded blanks. TWB is located near Monroe, Michigan and is currently owned by Worthington and Thyssen Stahl of Germany ("Thyssen"). Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to some of the demand by Ford, Chrysler Corporation ("Chrysler") and General Motors Corporation ("GM") for these products. The investment in this joint venture is subject to negotiation and execution of definitive documentation.

          Delta Galvanizing Hot Rolled Hot Dipped Processing Arrangement With Worthington. The Company has executed a steel supply and toll coating agreement with Worthington with respect to Worthington's hot rolled hot dipped galvanizing line which is being constructed near Delta, Ohio ("Delta Galvanizing"). Worthington agreed to purchase from the Company 37.5% of Worthington's flat rolled steel to be processed through the galvanizing line, or approximately 120,000 net tons annually, at prices consistent with the Company's current pricing arrangement with Worthington. In addition, Worthington will toll process for Rouge Steel approximately 84,000 net tons of steel annually through Delta Galvanizing. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility, it is anticipated that the Company would begin selling steel to and coating steel through Delta Galvanizing in the first half of 1997.

     INCREASE PRODUCTION CAPACITY. In order to fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost-effective manner by
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

expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, the Company placed into service the third strand of its continuous caster, which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining and upgrading its smaller "B" blast furnace during 1997. In the fourth quarter of 1996, the Company completed the scheduled partial reline and upgrade of its larger "C" blast furnace. While in the short term, the outages caused by the scheduled relines and upgrades of the Company's blast furnaces have had and will have a negative impact on the Company's results of operations in 1996 and 1997, respectively, the completion of these projects, together with the addition of a raw material handling system, is expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     CONTINUOUSLY IMPROVE PRODUCT QUALITY. Rouge Steel's commitment to quality and customer service has resulted in the Company receiving QS 9000 Certification, Ford's Q1 Preferred Quality Award and Chrysler's Gold Pentastar Award, as well as many other supplier quality awards. In order to continue to improve the quality of its steel products, the Company recently placed the third strand of the continuous caster into service as described above. In 1996, the Company also launched its second ladle refining facility ("LRF") which permits it to refine 100% of its liquid steel. As part of the Company's strategic plan, over the five-year period commencing January 1, 1996, Rouge Steel plans to spend approximately $105 million to upgrade its finishing facilities, including approximately (i) $39 million to upgrade its hot strip mill by adding roll bending capability and other enhancements that will improve the profile and shape characteristics of its sheet steel, (ii) $15 million to upgrade its cold reduction mill by modernizing gauge controls which the Company believes will enable it to produce steel products that exceed the American Iron and Steel Institute's (the "AISI") gauge tolerance standards and (iii) $34 million to install a new pickle line and upgrade one of its existing pickle lines to improve hot rolled product quality.

     REDUCE COSTS AND IMPROVE PRODUCTIVITY. The implementation of Rouge Steel's strategy to modernize its facilities and concentrate on continually improving product quality has increased the Company's efficiency and productivity. The pursuit of this strategy has enabled the Company to reduce its work force by over 1,300 employees since 1986, while increasing production levels and improving the quality of its steel products. In addition, the Company believes that as a result of its planned capital expenditures of approximately $390 million over the five-year period beginning January 1, 1996 and efforts to improve its raw material supply agreements, it should be in a position to further lower its production costs.

     ESTABLISH LONG-TERM CUSTOMER RELATIONSHIPS. The Company believes that its proven ability to provide customer oriented service and high quality products and to meet the continually changing specifications of its automotive customers has permitted it to further penetrate the automotive industry. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM. Currently, Chrysler and GM are among the Company's five largest customers. In 1992, sales to the automotive industry represented approximately 51% of steel product revenues and the Company's automotive flat rolled market share was approximately 12.1%, while in 1996 such sales represented approximately 62% of steel product revenues and the Company's automotive flat rolled market share was approximately 13.3%.

     MAINTAIN FINANCIAL FLEXIBILITY. As of December 31, 1996, the Company had $27 million of cash and marketable securities, a $100 million revolving credit facility and no debt outstanding. The current absence of any outstanding indebtedness, coupled with environmental indemnities and relief from certain retiree expenses the Company received in connection with the Acquisition, has provided the Company
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

with greater financial flexibility than many of its competitors. The strength of the Company's balance sheet and its high degree of financial flexibility should allow it to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

                            THE OFFERING OF THE DECS

     This Prospectus relates to 5,250,000 shares of Class A Common Stock, plus up to an additional 749,600 shares of Class A Common Stock solely to cover over-allotments, which may be delivered by Worthington, at Worthington's option, pursuant to the terms of the DECS, which are being offered by Worthington pursuant to the DECS Prospectus. Worthington currently owns 5,577,600 shares of Class A Common Stock and 422,000 shares of Class B Common Stock (which are convertible into shares of Class A Common Stock). For a description of the relationship between Worthington and Rouge Steel, see "Security Ownership of Certain Beneficial Owners and Management," "Selling Stockholder" and "Certain Relationships and Related Transactions." Following Rouge Steel's planned reorganization into a holding company structure, each DECS may be exchangeable at maturity into shares of class A common stock of the holding company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments -- Proposed Holding Company Reorganization."
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

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA (DOLLARS IN THOUSANDS, EXCEPT PER SHARE, PER TON AND PER HOUR AMOUNTS)

                                                          YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------------------
                                     1992         1993            1994            1995            1996
                                  ----------   ----------      ----------      ----------      ----------
STATEMENT OF OPERATIONS DATA:
Total sales.....................    $984,006   $1,076,724      $1,236,053      $1,206,566      $1,307,398
Costs of goods sold.............     939,921      987,969       1,103,984       1,082,077       1,251,114
Depreciation and amortization...       5,520        7,005           8,736          11,083          13,056
Selling and administrative
  expenses......................      17,331       25,222          26,118          27,569          24,339
Operating income................      27,030       62,324         103,011         121,607(1)       24,685
Income before changes in
  accounting principles.........      14,085       53,015         105,614          94,663(1)       23,392
Cumulative effect of changes in
  accounting principles.........     (19,203)        (876)             --              --              --
Net income (loss)...............      (5,118)      52,139         105,614          94,663(1)       23,392
Net income (loss) per share.....        (.26)        3.26            5.21            4.37            1.07
Cash dividends declared per
  share.........................          --           --             .06             .10             .12
Weighted average shares
  outstanding...................  19,704,110   16,000,000      20,261,899      21,677,435      21,844,864
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and marketable
  securities....................    $  1,025    $   6,194       $  79,558       $ 100,360       $  26,953
Working capital.................     155,670       84,431         268,326         294,187         216,631
Total assets....................     423,694      464,865         616,777         672,508         681,953
Debt and capitalized lease
  obligation....................     130,086       69,006              --              --              --
Stockholders' equity............      30,164       79,637         295,711         393,854         417,265
OTHER DATA (FOR THE PERIOD
  EXCEPT WHERE INDICATED):
Net tons shipped
  (in thousands)................       2,425        2,472           2,643           2,542           2,876
Raw steel production
  (in thousands)................       2,813        2,856           3,000           2,921           2,560
Effective capacity
  utilization...................          83%         107%(2)         102%(2)          96%(2)          84%(2)
Continuously cast percentage....          86           89              88              92              95
Number of employees at
  period-end(3).................       3,254        3,225           3,194           3,167           3,119
Average hourly labor rate.......    $  27.35    $   28.26(4)    $   30.02(4)    $   32.40(4)    $   30.81(4)
Total sales per employee(3).....         302          334             387             381             419
Hours worked per net ton
  produced(3)...................        3.25         3.10            2.92            3.14            2.89
Operating income per net ton
  shipped.......................    $     11    $      25       $      39       $      48(1)    $       9
Capital expenditures(5).........      13,149       11,816          29,156          69,426         101,454

-------------------------
(1) Operating income, income before changes in accounting principles and net income for the year ended December 31, 1995 include the effect of a $30.0 million (or $12 per net ton shipped) pre-tax gain from the settlement of litigation.

(2) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The Company's electric furnaces have been idle since 1992.

(3) Includes all hourly and salaried employees.

(4) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, and $.49 per hour in 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

(5) Includes capital expenditures paid or accrued and investments in joint ventures.
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

                                  RISK FACTORS

     The Class A Common Stock offered hereby involves a substantial degree of risk. Prospective investors should consider carefully the following factors in addition to the other information set forth or incorporated by reference in this Prospectus in evaluating an investment in the shares of Class A Common Stock offered hereby.

CYCLICALITY OF THE STEEL INDUSTRY

     The steel industry is cyclical in nature and the domestic steel industry has been adversely affected in recent years by high levels of steel imports, worldwide production overcapacity, increased domestic and international competition, high labor costs and inefficient plants. Domestic steel industry earnings improved between 1987 and 1989, as compared to the prior four-year period, due, in part, to substantial restructurings (including the reduction of steel production capacity), the strength of the domestic economy and the decline of the U.S. dollar against foreign currencies. Industry demand softened toward the end of 1989 and was weak through the end of 1992. Price increases were implemented during 1993 and 1994 and demand for steel products remained strong through the second quarter of 1995. Despite strong demand, in the second half of 1995, prices fell. Prices in 1996 made a modest recovery from late 1995 levels, but nevertheless remained lower than average 1995 prices. It is expected that downward pressure on prices will occur in the future.

SENSITIVITY OF RESULTS OF OPERATIONS TO REALIZED STEEL PRICES

     The Company's results of operations are significantly affected by relatively small variations (on a percentage basis) in the realized sales prices of its products, which depend both upon prevailing prices for steel and demand for particular products. During 1995, the Company shipped approximately 2.5 million net tons of steel products and recorded total sales of $1.21 billion, implying an average realized sales price per net ton of approximately $475. During 1996, the Company shipped approximately 2.9 million net tons and recorded total sales of approximately $1.31 billion, implying an average realized sales price per net ton of approximately $455. A one percent increase or decrease in the implied average realized price during 1995 and 1996 would have resulted in an increase or decrease in operating income of approximately $12.1 million or 9.9% and approximately $13.1 million or 53.0%, respectively.

EXCESS PRODUCTION CAPACITY

     According to the AISI, annual U.S. raw steel production capacity was reduced from approximately 154 million tons in 1982 to approximately 116 million tons in 1996. This reduction has resulted in higher utilization rates for the remaining production facilities. Average utilization of domestic industry capacity improved from approximately 82% in the 1987-1991 period to approximately 89% in the 1992-1995 period and to approximately 90% in 1996. Excess production capacity exists in certain product lines, including hot rolled and cold rolled sheet steel, in domestic markets and, to a greater extent, worldwide. Recent improvements in production efficiencies have begun to increase overall production capacity in the United States. The Company also expects the opening of new steel mills and coating facilities in 1997 and thereafter to materially increase overall production capacity. Industry overcapacity and continued capacity expansion have resulted in an intensely competitive environment which has exerted downward pressure on prices for certain of the Company's products. Additional improvements in production efficiencies and the addition of new steel mills and coating facilities may exert additional downward pressure on the prices of certain of the Company's products.

COMPETITION

     The steel market is highly competitive. Rouge Steel competes principally with a number of other integrated steel producers, some of which have more modern technology, broader product lines and lower raw material costs than Rouge Steel. The Company also competes with those mini-mills that

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

produce flat rolled steel products. The Company competes principally on the basis of quality, price and the ability to meet customers' product specifications and delivery schedules.

     Foreign. Domestic steel producers face significant competition from foreign producers. The Company believes that foreign competition is intense and that this competition has adversely affected both product prices in the United States and tonnage sold by domestic producers. The intensity of foreign competition is affected significantly by fluctuations in the value of the U.S. dollar against foreign currencies. Many foreign steel producers are owned, controlled or subsidized by their governments. Accordingly, decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

     Domestic. The Company competes principally with other domestic integrated producers, many of which have substantially greater resources and market share than the Company. The Company and other domestic integrated producers also compete with mini-mills. Mini-mills are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, have lower employment and environmental costs than integrated producers and target regional markets. Mini-mills provide significant competition in certain products, including structural shapes, bars and rods (none of which are sold by Rouge Steel). Recently developed thin slab casting technologies have allowed mini-mills to enter certain flat rolled steel markets, which have traditionally been supplied by integrated producers, including Rouge Steel. Fluctuations in the cost of scrap, the primary element in the production of steel by mini-mills, and the quality of the steel product produced by mini-mills could influence the ability of mini-mills to compete with domestic integrated producers.

     Steel Substitutes. In the case of many steel products, there is substantial competition from other products, including plastics, aluminum, ceramics, glass and concrete which may offer substitutes for steel in certain applications.

     See "Business -- Competition" for a more detailed discussion of the competitive factors affecting the Company.

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

     The Company's facilities are subject to many federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment, and the Company has made, and will continue to make, expenditures to comply with such provisions. The Company believes that its facilities are in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition. Environmental laws are becoming increasingly more stringent and, consequently, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The Company's facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities may have generated and disposed of wastes which are or may be considered hazardous. However, the Company believes that it will not incur any material expenditures for liabilities from environmental conditions existing prior to the Acquisition because the Company has been indemnified by Ford through December 15, 2009 against all such claims and liabilities relating to such conditions.

     The costs for current and future environmental compliance place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which are not subject to environmental requirements as stringent as those in the United States. Integrated steel producers, such as the Company, are also at a competitive disadvantage with respect to (i) mini-mills which are able to produce steel at lower environmental costs than integrated producers and (ii) producers of materials that compete with steel, which may not be required to incur equivalent costs in their operations. See

"Business -- Environmental Control and Cleanup Expenditures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Future Environmental Matters."

DEPENDENCE ON AUTOMOTIVE INDUSTRY AND UAW EMPLOYEES

     Sales of the Company's products directly to the automotive industry accounted for approximately 57%, 59% and 60% of the Company's total sales in 1994, 1995 and 1996, respectively. Such sales include sales to automobile manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions and consumer confidence which are beyond the control of the Company. Any material deterioration in the sale of automobiles could have a material adverse effect on the Company's results of operations.

     The hourly employees of Rouge Steel are represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW (the "UAW"). Most of the hourly employees of the Company's competitors are represented by the United Steelworkers of America (the "USWA") and are subject to USWA-patterned agreements. The Company's UAW employees are currently working under a labor contract which expires on August 1, 2000 and contains no option to renegotiate prior to the expiration of its term. While the Company believes it maintains a good relationship with its employees and the UAW, there can be no assurance that this will continue to be the case. The automotive industry is subject, from time to time, to labor disputes. The Company is located adjacent to a Ford facility and any work stoppage by UAW employees in the automobile industry, specifically at the Ford facility, could adversely impact the Company. While the Company's labor agreement with the UAW specifically prohibits, and pledges UAW efforts to avert, such a work stoppage, there can be no assurance that a disruption will not occur. Any such disruption could have a material adverse effect on the Company's results of operations. See "Business -- Markets and Customers."

RELIANCE ON CERTAIN CUSTOMERS

     The Company's largest customers are Ford and Worthington. Ford accounted for approximately 31% of the Company's total sales in each of 1994 and 1995 and 30% of total sales in 1996. Worthington accounted for approximately 15%, 13% and 12% of the Company's total sales in each of these periods, respectively. The loss of Ford or Worthington as a customer, or a significant reduction in the business generated by Ford or Worthington, would have a material adverse effect on the Company's results of operations. Sales to Ford are made pursuant to a ten-year purchase contract expiring in 1999 and sales to Worthington are made pursuant to a purchase contract expiring in 2003. Both contracts are subject to the Company's ability to meet each customer's quality, delivery, price and other specifications. See "Business -- Markets and Customers" and "Certain Relationships and Related Transactions."

RISKS RELATED TO UNCERTAINTY OF JOINT VENTURES AND PROCESSING ARRANGEMENT

     Historically, the Company has grown by increasing sales to existing customers, aggressively pursuing new customers and, in response to customer needs, acquiring and improving facilities and services in order to upgrade its steel products and increase the range of value-added services and steel products it can offer. Recently, the Company has begun to focus on strategic joint ventures and processing arrangements as vehicles for pursuing growth. As part of this strategy, the Company has entered a processing arrangement, formed two joint ventures and anticipates investing in another strategic joint venture all of which are described elsewhere in this Prospectus. All of these joint ventures and the processing arrangement are intended to broaden the Company's ability to supply higher margin, value-added products and, to a lesser extent, to provide the Company with an additional outlet for its hot rolled and cold rolled steel. There can be no assurance that the joint ventures and processing arrangement will operate as expected or that they will be profitable to the Company. See "Business -- Joint Ventures and Processing Arrangement."

SUBSTANTIAL CAPITAL EXPENDITURE REQUIREMENTS

     The Company operates in a capital intensive industry. During the past 15 years more than $900 million has been invested in the Company to maintain and upgrade the Company's facilities and tighten control over its manufacturing processes. This level of capital expenditures was needed to maintain production capacity, improve productivity, and upgrade selected facilities to meet competitive requirements and maintain compliance with environmental laws and regulations. During the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures, approximately $101 million of which was spent in 1996. The most significant projects scheduled during this period include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining the Company's finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a full and partial reline of its blast furnaces and investing in strategic joint ventures. The Company believes it will be able to fund these expenditures through earnings, available cash and marketable securities, borrowings or other external financing. However, there can be no assurance that the Company will have adequate funds to make all required capital expenditures or that the amount of future capital expenditures will not be materially in excess of the Company's plan. In addition, the failure to make certain expenditures may lead to significant production outages and have a material adverse effect on the financial condition and results of operations of the Company. See "-- Risks Related to Equipment Outages and the Manufacturing Processes."

COST AND AVAILABILITY OF RAW MATERIALS

     Rouge Steel's operations require substantial amounts of raw materials and energy, including coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen, zinc and nitrogen. During 1996 and 1997, Rouge Steel was and will be required to purchase steel slabs to meet customer demand. The price and availability of steel slabs, raw materials and energy are susceptible to market conditions. Furthermore, worldwide competition in the steel industry has frequently limited the ability of steel producers to raise finished product prices to recover higher raw material costs. Rouge Steel's future results of operations may be adversely affected to the extent it is unable to pass on higher raw material costs to its customers. See "Business -- Raw Materials and Energy Sources."

     Steel Slabs. In 1996, as a result of the Company's decrease in liquid steel production due to blast furnace lining deterioration, weather-related delays and the reline and upgrade of its larger "C" blast furnace in the fourth quarter, the Company was required to purchase a substantial number of steel slabs to meet customer demand. In 1997, the Company will continue to purchase steel slabs to balance production and sales and in anticipation of the reline of its "B" blast furnace in September 1997. The market for steel slabs is highly competitive and subject to price volatility influenced by periodic shortages, freight costs and other market conditions beyond the Company's control. In addition, any increase in the price of steel slabs may adversely affect the Company's results of operations. See "-- Risks Related to Equipment Outages and the Manufacturing Processes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Coke. The Company uses a substantial amount of coke in the production of its steel. The Company does not produce coke and, as a consequence, relies upon outside sources. During the past ten years, coke capacity in the United States has been reduced. Due to the environmental liabilities associated with operating coke ovens, the Company expects coke capacity to be reduced even further during the next ten years. The coke shortage that may result from the reduction in capacity may cause the price the Company pays for coke to increase which may adversely affect the Company's results of operations. See "Business -- Raw Materials and Energy Sources."

     Iron Ore Pellets. Rouge Steel obtains approximately 85% of its iron ore requirements by trading iron ore pellets produced by Eveleth Mines LLC ("EVTAC"), an iron ore mining and pellet-producing facility which is 45% owned by the Company, for iron ore pellets which have properties that EVTAC cannot provide. Any material adverse event or condition at EVTAC could have a materially adverse effect on Rouge Steel's results of operations. See "Business -- Raw Materials and Energy Sources."

RISKS RELATED TO EQUIPMENT OUTAGES AND THE MANUFACTURING PROCESSES

     The Company's manufacturing processes are dependent upon certain critical pieces of steelmaking equipment, such as its blast furnaces and continuous caster, which on occasion may be out of service due to routine scheduled maintenance or as the result of equipment failures. Interruptions in the Company's production capabilities result in fluctuations in the Company's total sales and net income. The most significant scheduled maintenance outages involve the full and partial relines of the Company's blast furnaces. Other routine scheduled maintenance or equipment failures could limit the Company's production for a period of several days to several weeks. During and, in the case of scheduled maintenance, prior to an outage of a blast furnace, the Company may be required to purchase steel slabs from other manufacturers to compensate for production losses from the outage. These purchases, together with fixed overhead related to blast furnace, basic oxygen furnace and continuous caster operations, may adversely affect the Company's costs of goods sold and results of operations for such periods. Moreover, the market for purchasing steel slabs is highly competitive and subject to price volatility influenced by periodic shortages (due to increased demand by foreign and domestic users), freight costs and other market conditions largely beyond the Company's control. There can be no assurance that the Company will be able to absorb any future increases in slab prices in the sale price of its steel products. If the Company were unable to absorb any such increases, its profit margins on its steel products would decrease. The Company completed a partial reline and upgrade of its "C" blast furnace, the larger of its two operational furnaces, in the fourth quarter of 1996. The outage which resulted from the reline and subsequent start-up problems had a negative impact on results of operations in the fourth quarter of 1996. The Company is scheduled to commence a full reline and upgrade of its "B" blast furnace in September 1997 which is expected to have a negative impact on the Company's results of operations during and immediately following the outage.

     The Company maintains $2.2 billion of property damage insurance and $100 million of business interruption insurance covering losses resulting from production shutdowns caused by equipment failures. Although, to date, the Company has experienced no equipment failures or scheduled maintenance that have resulted in the complete shutdown of its steelmaking production for a significant period of time, no assurance can be given that a material shutdown will not occur in the future. In addition, because the Company's operations are located at a single-site facility, it may be vulnerable to a complete shutdown caused by a single catastrophic event. See "Business -- Operations."

     Rouge Steel's hot strip mill, installed in 1974, is a 68-inch wide continuous mill. Many hot strip mills that provide automotive grade steel are up to 80 inches wide. While the Company does not believe that the narrower width of its mill adversely affects the quality or marketability of its steel products or its ability to compete effectively and maintain its profitability, the Company cannot produce certain of the larger automotive panels which may have the effect of limiting its penetration into certain markets.

CONTROL BY PRINCIPAL STOCKHOLDERS

     As of December 31, 1996, the two largest shareholders of Rouge Steel were Carl L. Valdiserri, Chairman and Chief Executive Officer of the Company, and Worthington. Mr. Valdiserri owns 243,864 shares of Class A Common Stock and 7,140,400 shares of Class B Common Stock. Worthington owns 5,577,600 shares of Class A Common Stock and 422,000 shares of Class B Common Stock. Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Class A Common Stock and the Class B Common Stock are entitled to the same rights and preferences, except with respect to voting power. Generally, the Class A Common Stock will vote together with the Class B Common Stock as one class on all matters submitted for a vote of stockholders, including the election of directors, except as otherwise required by law. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share, which results in Mr. Valdiserri having a 54.4% voting interest in the Company on all matters. Accordingly, Mr. Valdiserri has the power to elect the entire Board of Directors of the Company and determine the outcome of matters, other than the sale of the Company, submitted to stockholders for approval. Worthington has a 19.9% voting interest and will continue to vote its shares of Common Stock unless and until it delivers such shares pursuant to the terms of the DECS or otherwise disposes of such shares.

     In addition, the Amended and Restated Stockholders Agreement, (as defined under "Certain Relationships and Related Transactions -- The Amended and Restated Stockholders Agreement"), provides that (i) if and so long as Worthington owns at least 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, respectively, designated by Worthington and (ii) if and so long as Mr. Valdiserri owns at least 27%, 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, respectively, designated by Mr. Valdiserri. Effective August 1, 1996, Messrs. Malenick and Klisares, Worthington's designees on the Board of Directors, resigned their positions as directors of the Company and Worthington notified the Company and Mr. Valdiserri that Worthington will not appoint designees pursuant to the Amended and Restated Stockholders Agreement to fill the resulting vacancies as long as any of the DECS remain outstanding, although Worthington has retained the right to do so after such time, and has retained a 19.9% voting interest in the Company on all matters. In addition, the Company's Certificate of Incorporation provides that, upon Mr. Valdiserri's death or permanent disability or upon Mr. Valdiserri's voluntary retirement as Chairman of the Board of Directors of the Company, Mr. Valdiserri's Class B Common Stock will automatically be converted into an equal number of shares of Class A Common Stock. After this automatic conversion and assuming there have been no changes in the current capitalization of the Company, Worthington would have a 29.7% voting interest in the Company on all matters. See "Security Ownership of Certain Beneficial Owners and Management," "Certain Relationships and Related Transactions" and "Description of Capital Stock -- Common Stock -- Voting Rights."

ANTITAKEOVER MATTERS

     Certain provisions of the Company's Certificate of Incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, may have the effect of delaying or preventing transactions involving a change of control of the Company, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, under the Certificate of Incorporation, the Board of Directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the Board. The Certificate of Incorporation also provides that the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares of Common Stock is required in order to approve any merger, consolidation or sale of substantially all of the assets of the Company. In addition, the Directors are divided into three classes, each having a term of three years, with the term of one class expiring each year. A Director may be removed from office for cause by the holders of a majority of the voting power of the outstanding Common Stock. These provisions could delay the replacement of a majority of the Directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. See "Description of Capital Stock" for additional information regarding these and certain other antitakeover provisions adopted by the Company.

DEPENDENCE ON KEY MANAGEMENT

     The Company's ability to maintain its competitive position is dependent upon the management and leadership skills of Carl L. Valdiserri, the Company's Chairman and Chief Executive Officer, and other members of the Company's senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional qualified personnel could adversely affect the Company. The Company does not maintain key man life insurance on any of the members of its senior management.

There can be no assurance that the Company will be able to retain its existing senior management personnel or to attract additional qualified personnel.

SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this Prospectus, the two largest shareholders of Rouge Steel, Mr. Valdiserri and Worthington, together owned approximately 61.1% of the Common Stock outstanding. Worthington has the right to cause delivery of all 5,999,600 shares of Class A Common Stock (assuming conversion in full of 422,000 shares of Class B Common Stock currently held by Worthington) owned by it (representing 27.4% of the Common Stock and 40.6% of the Class A Common Stock outstanding, assuming such conversion has occurred) pursuant to the terms of the DECS. Except as described below, all of the shares of Common Stock owned by Mr. Valdiserri and Worthington will continue to be tradable in the open market subject to the volume, manner of sale and notice requirements of Rule 144, promulgated under the Securities Act, or without such requirements or limitations through the exercise of registration rights available under the Stockholders Agreement. As of the date of this Prospectus, 3,999,800 shares of Common Stock owned by Worthington are, and beginning on February 28, 1997 the remaining 1,999,800 shares of Common Stock owned by Worthington will become, tradable in the open market without regard to the requirements of Rule 144 set forth above.

     Sales of substantial amounts of Common Stock in the public or private market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Class A Common Stock.

IMPACT OF THE DECS ON THE MARKET FOR THE COMMON STOCK

     It is not possible to predict accurately how or whether any market that develops for the DECS will influence the market for the Class A Common Stock. For example, the price of the Class A Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Class A Common Stock upon the maturity of the DECS, by possible sales of Class A Common Stock by investors who view the DECS as a more attractive means of equity participation in Rouge Steel and by hedging or arbitrage trading activity that may develop involving the DECS and the Class A Common Stock.

POSSIBLE LIMITATION ON USE OF TAX BENEFIT CARRYFORWARDS

     As of December 31, 1996, for federal income tax purposes, the Company had carryover credits for prior year minimum taxes of approximately $25.9 million. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), utilization of tax benefit carryforwards is subject to significant limitations after an "ownership" change as defined in Section 382(g) of the Code and regulations thereunder. Under current law, a possibility exists that the DECS offering could result in an ownership change that would limit the amount of regular tax in any annual period that could be offset with the prior year minimum tax credits. Although the amount of such limitation may change based on the value of the Company's stock and other factors, as of February 25, 1997, approximately $7 million of such credits could be used in any year if such an ownership change occurs. In any event, the DECS offering will make it more likely that future transactions affecting the Company's stock would cause such an ownership change.

FORWARD-LOOKING INFORMATION

     This Prospectus contains various forward-looking statements based on assumptions made by and information currently available to management. When used in this document, the words "expect," "believe," "estimate," "project" and similar expressions are intended to identify forward looking statements. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties and assumptions including those identified in this section. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, believed, estimated or projected. Additionally, new risk factors may emerge from time to time and management cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

                                USE OF PROCEEDS

     All of the shares of Class A Common Stock to which this Prospectus relates may be delivered by Worthington, at Worthington's option, pursuant to the terms of the DECS that are being offered by Worthington pursuant to the DECS Prospectus. Rouge Steel will not receive any of the proceeds from the sale of the DECS or delivery thereunder of the shares of Class A Common Stock to which this Prospectus relates.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

     The following table sets forth, for the periods indicated, the high and low sales prices of the Class A Common Stock on the NYSE as reported in the consolidated transaction reporting system, and the dividends paid.

                                                               HIGH     LOW     DIVIDENDS PAID
                                                               ----     ---     --------------
1995
First Quarter...............................................  $30.75   $21.88        $.02
Second Quarter..............................................   25.88    20.75         .02
Third Quarter...............................................   27.38    23.13         .02
Fourth Quarter..............................................   24.50    19.75         .03
1996
First Quarter...............................................  $25.13   $22.00        $.03
Second Quarter..............................................   23.38    21.13         .03
Third Quarter...............................................   23.13    19.13         .03
Fourth Quarter..............................................   22.75    20.13         .03
1997
First Quarter (through February 26).........................  $21.50   $14.88        $.03

     As of December 31, 1996, there were (i) 14,341,136 shares of Class A Common Stock issued and outstanding and held by approximately 7,000 stockholders of record, and (ii) 7,562,400 shares of Class B Common Stock issued and outstanding and held by two stockholders of record. As of December 31, 1996, Carl L. Valdiserri and Worthington held 7,140,400 and 422,000 shares, respectively, of Class B Common Stock. The principal market for the Class A Common Stock is the NYSE where it has been listed for trading under the symbol "ROU" since March 29, 1994. The Class B Common Stock is not listed for trading on any securities exchange.

     The Company's Certificate of Incorporation provides that (i) no dividends be paid on the Class B Common Stock unless a dividend (equal to the dividend declared and paid to the holders of Class B Common Stock) is declared and paid on the Class A Common Stock and (ii) any dividend paid on the Class B Common Stock will be paid only in shares of Class A Common Stock or cash. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. The declaration and payment of dividends on the Common Stock will be subject to a quarterly review by the Board of Directors of the Company. The timing and amount of dividends, if any, will depend, among other things, on the Company's funding obligations with respect to profit sharing plans, results of operations, financial condition, cash requirements, restrictions, if any, in loan agreements, obligations with respect to preferred stock, if any, and other factors deemed relevant by the Board of Directors. The holders of outstanding shares of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Rouge Steel at December 31, 1996.

                                                                  DECEMBER 31, 1996
                                                                  -----------------
                                                                (DOLLARS IN THOUSANDS)
Long-term debt..............................................                 --
                                                                       --------
Stockholders' equity:
  Preferred stock, no par value; 8,000,000 shares
     authorized; no shares issued and outstanding...........                 --
  Common stock, $.01 par value:
     Class A, 80,000,000 shares authorized with 14,341,136
      issued and outstanding................................           $    143
     Class B, 8,690,400 shares authorized, with 7,562,400
      issued and outstanding................................                 76
  Capital in excess of par value............................            127,096
  Retained earnings.........................................            292,349
  Additional minimum pension liability......................             (2,399)
                                                                       --------
     Total stockholders' equity.............................            417,265
                                                                       --------
          Total capitalization..............................           $417,265
                                                                       ========

         SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA (DOLLARS IN THOUSANDS EXCEPT PER SHARE, PER TON AND PER HOUR AMOUNTS)

     The Statement of Operations data and Balance Sheet data in the following table present selected historical consolidated financial information derived from the historical consolidated financial statements of the Company as of and for each of the years in the five-year period ended December 31, 1996. This information should be read in conjunction with the historical consolidated financial statements of the Company and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                         YEAR ENDED DECEMBER 31
                                  ---------------------------------------------------------------------
                                     1992          1993           1994           1995           1996
                                  ----------    ----------     ----------     ----------     ----------
STATEMENT OF OPERATIONS DATA:
Total sales.....................    $984,006    $1,076,724     $1,236,053     $1,206,566     $1,307,398
Operating income................      27,030        62,324        103,011        121,607(1)      24,685
Net interest income (expense)...     (14,166)      (11,210)        (2,546)         5,413          4,807
Income tax (provision)
  benefit.......................         453         6,726          8,282        (33,455)        (6,915)
Income before changes in
  accounting principles.........      14,085        53,015        105,614         94,663(1)      23,392
Net income (loss)...............      (5,118)       52,139        105,614         94,663(1)      23,392
PER SHARE DATA:
Income before changes in
  accounting principles.........   $     .71    $     3.31     $     5.21     $     4.37     $     1.07
Net income (loss)...............        (.26)         3.26           5.21           4.37           1.07
Cash dividends declared
  per share.....................          --            --            .06            .10            .12
Weighted average shares
  outstanding...................  19,704,110    16,000,000     20,261,899     21,677,435     21,844,864
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and marketable
  securities....................    $  1,025     $   6,194      $  79,558      $ 100,360     $   26,953
Working capital.................     155,670        84,431        268,326        294,187        216,631
Property, plant and equipment,
  net...........................      64,718        68,996         80,355        135,667        209,162
Total assets....................     423,694       464,865        616,777        672,508        681,953
Debt and capitalized lease
  obligation....................     130,086        69,006             --             --             --
Stockholders' equity............      30,164        79,637        295,711        393,854        417,265
OTHER DATA (FOR THE PERIOD
  EXCEPT WHERE INDICATED):
Net tons shipped (in
  thousands)....................       2,425         2,472          2,643          2,542          2,876
Raw steel production (in
  thousands)....................       2,813         2,856          3,000          2,921          2,560
Effective capacity
  utilization...................          83%          107%(2)        102%(2)         96%(2)         84%(2)
Continuously cast percentage....          86            89             88             92             95
Number of employees at year
  end(3)........................       3,254         3,225          3,194          3,167          3,119
Average hourly labor rate.......    $  27.35     $   28.26(4)   $   30.02(4)   $   32.40(4)  $    30.81(4)
Total sales per employee(3).....         302           334            387            381            419
Hours worked per net ton
  produced(3)...................        3.25          3.10           2.92           3.14           2.89
Operating income per net ton
  shipped.......................    $     11    $       25     $       39     $       48(1)  $        9
Capital expenditures(5).........      13,149        11,816         29,156         69,426        101,454

-------------------------
(1) Operating income, income before changes in accounting principles and net income for the year ended December 31, 1995 include the effect of a $30.0 million (or $12 per net ton shipped) pre-tax gain from the settlement of litigation.

(2) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The Company's electric furnaces have been idle since 1992.

(3) Includes all hourly and salaried employees.

(4) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, and $.49 per hour in 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

(5) Includes capital expenditures paid or accrued and investments in joint ventures.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

OVERVIEW

     Rouge Steel is an integrated producer of high quality, flat rolled steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company also sells its products to steel converters, service centers and other end users.

     Since the Acquisition, Rouge Steel's current management has transformed the Company from an adjunct to Ford's automotive manufacturing business into an independent, debt-free, market-driven business. In order to strengthen relationships with existing customers and establish relationships with new customers, the Company has focused on a number of strategies designed to improve the quality of its products, increase the efficiency of its operations, reduce operating expenses and improve its product mix, including increased sales of higher margin value-added steel products. The Company has reported net income every year since the Acquisition except 1992 when the impact of changes in accounting principles resulted in a $5.1 million loss. In the seven years since the Acquisition, Rouge Steel has undertaken a capital investment program designed to improve quality, product mix and productivity. In 1995, the Company and USS expanded the capacity of Double Eagle, which has permitted Rouge Steel to produce an additional 52,500 net tons of value-added electrogalvanized steel product annually. In 1996, the Company launched the second ladle refining facility ("LRF") and the third strand of its continuous caster. These additions permit Rouge Steel to refine and continuously cast 100% of its liquid steel and eliminate the need to utilize the higher cost, lower quality ingot process. Management anticipates that these two facilities will permit the production of a greater proportion of value-added steel. During the five-year period which commenced January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures, approximately $101 million of which was spent in 1996. In addition to the recently completed caster strand, the LRF and the "C" blast furnace partial reline and upgrade, all of which were completed in 1996, these capital expenditures include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining the Company's finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a full reline and upgrade of its "B" blast furnace and investing in strategic joint ventures.

     The partial reline and upgrade of the Company's "C" blast furnace and other furnace improvements, including an upgraded cooling system, were completed in the fourth quarter of 1996 at a cost of approximately $24 million. The Company has also scheduled a full reline and upgrade of its "B" blast furnace to commence in September 1997, at an anticipated cost to the Company of approximately $40 million. While in the short term, the outage caused by the scheduled reline of the Company's "B" blast furnace will have a negative impact on the Company's results of operations, upon completion this project, together with the addition of a raw material handling system and the recently completed partial reline and upgrade of the Company's larger "C" blast furnace, are expected to increase annual blast furnace capacity to approximately 3.0 million net tons or approximately 20% over the second quarter 1996 level.

     Rouge Steel's operations are subject to the cyclicality of the steel industry and the domestic economy as a whole. Domestic steel industry production fell to approximately 87.9 million tons in 1991 from an annual average during the prior three-year period of approximately 98.9 million tons, a decrease of approximately 11.1%. This decrease was due primarily to a deterioration of general economic conditions and decreased demand for durable goods. For instance, the production of domestic cars and trucks in 1991 fell to 8.8 million units from an annual average during the prior three-year period of 10.6 million units. Consistent with these trends in the steel industry, the Company's raw steel production in 1991 fell to 2.5 million tons from an average of 2.9 million tons during the prior three-year period. Commencing in December 1991, the steel industry experienced a recovery in raw steel production and finished shipments. Production and shipments continued an upward trend through 1996. Domestic raw steel production increased approximately 19% to approximately 104 million tons in 1996 from 87.9 million tons in 1991. Finished shipments increased over the same period to approximately 100 million tons from 78.9 million tons, an increase of approximately 28%. Given the inherent cyclicality of the domestic steel industry, the Company believes it is important to maintain financial flexibility in order to take advantage of opportunities to reduce costs and upgrade the quality and mix of its products. Rouge Steel believes that the current absence of any debt combined with its plan to reduce operating costs will position the Company to continue to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

     The following table summarizes the annual raw steel capacity, raw steel production, utilization rates and finished shipment information for the domestic steel industry (as reported by the AISI) and for Rouge Steel for the years from 1992 through 1996:

                                                         YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------
                                      1992          1993          1994          1995          1996
                                      -----         -----         -----         -----         -----
DOMESTIC INDUSTRY
  Raw steel capacity..............    113.1         109.9         108.2         112.5         116.1
  Raw steel production............     92.9          97.9         100.6         104.9         104.4
  Utilization.....................     82.2%         89.1%         93.0%         93.3%         89.9%
  Finished shipments..............     82.2          89.0          95.1          97.5         100.5
ROUGE STEEL
  Raw steel capacity..............      3.4           2.7(1)        2.9(1)        3.0(1)        3.0(1)
  Raw steel production............      2.8           2.9           3.0           2.9           2.6
  Utilization.....................     83.4%        106.7%(1)     101.7%(1)      96.2%(1)      84.3%(1)
  Finished shipments..............      2.4           2.5           2.6           2.5           2.9

-------------------------
(1) Excludes 850,000 net tons of annual electric furnace capacity in 1993, 1994, 1995 and 1996. The Company's electric furnaces have been idle since June 1992.

     The cyclicality of the steel industry and the domestic economy affects the prices for which the Company sells its steel products. To protect itself from the volatile nature of prices in the domestic steel industry, the Company sells approximately two-thirds of its steel products pursuant to fixed price contracts, under which prices are typically set annually. In 1991, when domestic steel industry production and shipments were low, the Company's steel product prices reached a nine-year low. In 1993, prices began to rise and in 1994 they reached the highest level since 1988. By mid-1995, however, prices began to soften despite the continuing strong demand for the Company's products. During the second half of 1995, the Company lost approximately one-half of the pricing gains which it realized in 1993 and 1994. Prices in 1996 made a modest recovery from late 1995 levels, but nevertheless remained lower than average 1995 prices.

     Total Sales. The Company's total sales are a function of net tons shipped, prices and mix of products. The following table sets forth the percentage of the Company's steel product revenues represented by each of its product types for each of the years from 1992 through 1996:

                                                                 YEAR ENDED DECEMBER 31
                                                     ----------------------------------------------
                                                      1992      1993      1994      1995      1996
                                                      ----      ----      ----      ----      ----
Hot rolled.......................................      48.8%     47.5%     48.8%     49.8%     47.4%
Cold rolled......................................      32.4      32.9      30.3      28.4      30.6
Electrogalvanized................................      18.8      19.6      20.9      21.8      22.0
                                                     ------    ------    ------    ------    ------
  Total..........................................     100.0%    100.0%    100.0%    100.0%    100.0%
                                                     ======    ======    ======    ======    ======

     During periods of high demand, the Company ships all of the steel products it has the capacity to produce. The Company has been, and intends to continue, increasing its capacity so it will be positioned to take advantage of any increased demand. In order to more fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost effective manner by expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, Rouge Steel placed into service the third strand of its continuous caster, which allows the company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining and upgrading its smaller "B" blast furnace during 1997. In the fourth quarter of 1996, the Company completed the scheduled partial reline and upgrade of its "C" blast furnace. In the short term, the outages caused by the scheduled relines and upgrades of the Company's blast furnaces have had and will have a negative impact on the Company's results of operations in 1996 and 1997. Most recently, in the fourth quarter of 1996 the Company suffered its first operating loss since 1991, principally as a result of the "C" blast furnace partial reline and upgrade and related outages. However, upon completion these projects, together with the addition of a raw material handling system are expected to increase annual blast furnace capacity to approximately
3.0 million net tons or approximately 20% over the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     In addition to increasing finished capacity, the Company intends to continue to improve product mix by increasing the capacity of its value-added facilities. For example, the expansion of Double Eagle in 1995 allowed Rouge Steel to increase shipments of value-added electrogalvanized steel products. Total shipments will not necessarily increase, but they are expected to include a higher proportion of value-added products. Likewise, the Company's expenditures on joint ventures will not necessarily allow total shipments to increase, but by permitting the Company to produce additional coated and blanked steel products, the joint ventures are expected to improve Rouge Steel's product mix.

     Approximately two-thirds of the Company's total sales are made pursuant to fixed price contracts primarily with automotive customers, under which prices are typically set annually. Sales to affiliates are comprised primarily of sales to Worthington, Rouge Steel's second largest customer and shareholder. Worthington owns approximately 27.4% of the Company's Common Stock which represents a voting interest of 19.9%.

     Costs of Goods Sold. The principal elements constituting Rouge Steel's costs of goods sold are raw materials, labor and energy. Outside processing costs represent a growing element of the Company's costs of goods sold. The major raw materials and energy used by the Company in its production process are coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen and nitrogen. Iron ore pellets, coke, coal, electricity, steam, oxygen and nitrogen predominantly are purchased pursuant to long-term or annual agreements. The other raw materials are generally purchased in the open market from various sources and their availability and price are subject to market conditions.

     Iron ore pellets are purchased from EVTAC pursuant to a six-year pellet purchase agreement. The Company's wholly-owned subsidiary, Eveleth Taconite Company ("Eveleth"), holds a 45% interest in EVTAC.

     The Company's hourly production and maintenance employees are represented by the UAW and are working under a labor contract which expires on August 1, 2000. The collective bargaining agreement, which has a term of five years, contains no option to renegotiate prior to its expiration.

     Outside processing costs, which are principally costs for value-added processing that Rouge Steel cannot perform at its integrated facility, have always been an element of the Company's costs of goods sold. The joint ventures involving Rouge Steel will increase the use of outside processing and related costs. However, Rouge Steel believes that the incremental revenue generated from additional sales of value-added products produced by the joint ventures will exceed such cost increases.

     A large component of the Company's costs of goods sold in 1997 will be the purchase of steel slabs to augment its own production as a result of demand and the blast furnace reline and outage. In 1996, the Company purchased approximately 843,000 net tons of steel slabs and during 1997, the Company expects to purchase 400,000 to 450,000 net tons of steel slabs. By 1998, Rouge Steel's blast furnace relines and upgrades should be completed and, assuming blast furnace capacity improves as anticipated, the Company plans to purchase only 100,000 net tons of steel slabs to balance production and demand based on market conditions.

RESULTS OF OPERATIONS

Year Ended December 31, 1996 versus Year Ended December 31, 1995

     Total Sales. Total sales increased 8.4% in 1996 to $1,307.4 million from $1,206.6 million in 1995, an increase of $100.8 million. The increase in total sales was caused principally by higher shipments. Shipments increased 13.1% in 1996 to 2,876,000 net tons from 2,542,000 net tons in 1995, an increase of 334,000 net tons. Shipments were higher in 1996 because the Company was able to add new customers and increase sales to its existing customers. Rouge Steel purchased 843,000 net tons of slabs to augment its own production and accommodate the demand for its products. The effect of higher shipments on total sales was partially offset by lower steel prices in 1996. Total sales per net ton shipped decreased 4.2% in 1996 to $455 from $475 in 1995, a decrease of $20 per ton.

     Costs and Expenses. Total costs and expenses increased 18.2% in 1996 to $1,282.7 million from $1,085.0 million in 1995, an increase of $197.7 million. Costs of goods sold increased 15.6% in 1996 to $1,251.1 million from $1,082.1 million in 1995, an increase of $169.0 million. The increase in costs of goods sold can be attributed primarily to four elements: (1) increased shipments of steel products, (2) higher raw material, utility and labor costs, (3) the blast furnace reline and other blast furnace problems, and (4) the purchased slabs discussed above. In the first quarter of 1996, the larger of the Company's two operating blast furnaces, "C" furnace, experienced lining-related operating problems. A partial reline of "C" furnace was completed in the fourth quarter of 1996. The newly-relined blast furnace experienced start-up problems which delayed production for several days and had a negative impact on the Company's results of operations. Costs of goods sold was 95.7% of total sales in 1996 compared to 89.7% of total sales in 1995. Depreciation and amortization increased 17.8% in 1996 to $13.1 million from $11.1 million in 1995, an increase of $2.0 million. The higher depreciation and amortization expense is the result of continuing capital expenditures. Selling and administrative expenses decreased 11.7% in 1996 to $24.3 million from $27.6 million in 1995, a decrease of $3.3 million. The decrease in selling and administrative expenses is primarily due to three factors: (1) lower Michigan single business tax, which is a function of the Company's lower taxable income in 1996, (2) lower profit sharing paid to the Company's administrative employees, which is also a function of the Company's lower taxable income, and (3) less expense recorded for the development of the Company's customer order management system. In 1995, Rouge Steel reached an agreement with the City of Dearborn, the Dearborn Public School Board and the County of Wayne, Michigan which settled local property tax litigation for tax years 1990 through 1995. The local taxing authorities agreed to refund $25 million to Rouge Steel for over payment of property taxes for tax years 1990 through 1993. In addition, the taxing authorities reduced Rouge Steel's property tax assessment with respect to the 1994 and 1995 tax years. As a result of the settlement, the Company recorded a pre-tax benefit of $30.0 million in 1995, net of profit sharing and inventory valuation costs.

     Operating Income. Primarily as a result of the lower steel prices, the higher costs of goods sold discussed above, including costs related to the blast furnace outages and related production problems, and the absence of the property tax litigation settlement, operating income decreased 79.7% in 1996 to $24.7 million from $121.6 million, a decrease of $96.9 million. Operating income represented 1.9% of total sales in 1996 compared to 10.1% of total sales in 1995. Excluding the impact of the property tax litigation settlement in 1995, operating income represented 7.6% of total sales. The margin deterioration in 1996 was attributable primarily to four factors: (1) higher raw material, utility and labor costs, (2) blast furnace outages and related blast furnace problems, (3) the absence of the $30.0 million property tax litigation settlement, and (4) lower steel prices. Operating income per net ton shipped was $9 in 1996 compared to $48 in 1995.

     Income Tax Provision. The income tax provision decreased 79.3% in 1996 to $6.9 million from $33.5 million in 1995, a decrease of $26.6 million. The lower income tax provision was a function of lower taxable income in 1996.

     Minority Interest in Net Loss of Consolidated Subsidiary. Minority interest in net loss of consolidated subsidiary decreased in 1996 to $37,000 from $639,000 in 1995, a change of $602,000. This change reflects lower costs resulting from increased rail shipments directly from Eveleth. Until November 30, 1996, Eveleth was 85% owned by Rouge Steel and 15% owned by Oglebay Norton Company ("Oglebay"). The minority interest reflects Oglebay's share of Eveleth's earnings or losses. Effective December 1, 1996, under the terms of a restructuring agreement, Eveleth became a wholly-owned subsidiary of Rouge Steel and, in exchange for a 45% ownership interest in EVTAC, assigned substantially all of its operating assets and liabilities to EVTAC. In the future, the impact of the Company's ownership interest in EVTAC will be accounted for under the equity method and Rouge Steel's Consolidated Statements of Operations will not show any minority interest relating to EVTAC.

     Equity in Income of Unconsolidated Subsidiaries. Equity in income of unconsolidated subsidiaries was $50,000 in 1996 compared to $0 in 1995. The amount in 1996 reflects the after-tax effect of the Company's share of the Shiloh Venture's losses offset by one month's income generated by EVTAC. There was no income or loss from unconsolidated subsidiaries during 1995. Rouge Steel acquired its interest in the Shiloh Venture during 1996 and, as previously discussed, treated Eveleth as a consolidated subsidiary until late-1996.

     Net Income. Net income decreased 75.3% in 1996 to $23.4 million from $94.7 million in 1995, a decrease of $71.3 million. The lower net income in 1996 reflects lower steel prices, higher costs of goods sold and the absence of the property tax litigation settlement, partially offset by a lower income tax provision.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Total Sales. Total sales decreased 2.4% in 1995 to $1,206.6 million from $1,236.1 million in 1994, a decrease of $29.5 million. The decrease in total sales was caused principally by lower shipments. Shipments decreased 3.8% in 1995 to 2,542,000 tons from 2,643,000 tons in 1994, a decrease of 101,000 tons.
Shipments were lower in 1995 partially because of lower car and truck production and partially because of the inventory correction that took place with certain of the Company's customers. The effect of lower shipments on total sales was partially offset by higher steel prices in 1995. Although Rouge Steel experienced a reduction of steel prices during 1995, overall prices in 1995 were still higher than 1994 because of the annualized effect of price increases which occurred in January and July, 1994 and January 1995. Total sales per ton shipped increased 1.5% in 1995 to $475 from $468 in 1994, an increase of $7 per ton.

     Costs and Expenses. Total costs and expenses decreased 4.2% in 1995 to $1,085.0 million from $1,133.0 million in 1994, a decrease of $48.0 million. Costs of goods sold decreased 2.0% in 1995 to $1,082.1 million from $1,104.0 million in 1994, a decrease of $21.9 million. The reduction in costs of goods sold was primarily a function of the lower shipments discussed above. Additionally, the settlement of the local property tax litigation in the third quarter of 1995 resulted in lower property tax expense. The effect of lower shipments and property tax expense on costs of goods sold was partially offset by unfavorable economics and efficiencies. The costs of raw materials were generally higher in 1995 than in 1994. Additionally, the new five-year labor contract between the Company and the UAW, which was ratified in 1995, resulted in increased labor costs. Moreover, manufacturing efficiencies were unfavorable in 1995 because of lower production volume and yield deterioration in primary operations. Costs of goods sold was 89.7% of total sales in 1995 compared to 89.3% of total sales in 1994. Depreciation and amortization increased 26.9% in 1995 to $11.1 million from $8.7 million in 1994, an increase of $2.4 million. The higher depreciation and amortization expense is the result of continuing capital expenditures. In August 1995, Rouge Steel reached an agreement with the City of Dearborn, the Dearborn Public School Board and the County of Wayne, Michigan which settled local property tax litigation for tax years 1990 through 1995. The local taxing authorities agreed to refund $25 million to Rouge Steel for overpayment of property taxes for tax years 1990 through 1993. In addition, the taxing authorities reduced Rouge Steel's property tax assessment with respect to the 1994 and 1995 tax years. As a result of the settlement, the Company recorded a pre-tax benefit of $30.0 million, net of profit sharing and inventory valuation costs.

     Operating Income. Primarily as a result of the property tax litigation settlement, partially offset by lower shipments and higher costs per ton, operating income increased 18.1% in 1995 to $121.6 million from $103.0 million in 1994, an increase of $18.6 million. Operating income represented 10.1% of total sales in 1995 compared to 8.3% of total sales in 1994. Excluding the impact of the property tax litigation settlement in 1995, operating income represented 7.6% of total sales. The margin deterioration in 1995 without consideration of the property tax litigation settlement is attributable primarily to three factors: (1) higher raw material costs, (2) higher labor costs resulting from the new labor contract between the Company and the UAW and
(3) lower production volumes and the corresponding unfavorable effects on fixed cost absorption. These factors were partially offset by increased prices. Operating income per net ton shipped was $48 in 1995 compared to $39 in 1994.

     Interest Income. Interest income increased in 1995 to $5.7 million from $2.6 million in 1994, an increase of $3.1 million. This increase was a function of the cash and marketable securities balance as well as yield. In 1995, the average cash and marketable securities balance was $90.2 million compared to $56.3 million in 1994. Rouge Steel's yield on its investments was 5.9% in 1995 compared to 4.9% in 1994.

     Interest Expense. Interest expense decreased in 1995 to $326,000 from $5.1 million in 1994, a decrease of $4.8 million. In 1995, Rouge Steel had no outstanding indebtedness. The interest expense incurred by the Company in 1995 was primarily fees associated with its revolving credit facility. In April 1994, Rouge Steel repaid all of its outstanding indebtedness with a portion of the proceeds of the Company's initial public offering of Class A Common Stock, par value $0.01 per share (the "Public Offering").

     Income Tax (Provision) Benefit. The income tax provision was $33.5 million in 1995 compared to an income tax benefit of $8.3 million in 1994. The income tax benefit recorded in 1994 reflected a reduction in the valuation allowance established in connection with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which more than offset income tax expense recorded for the year. During 1995, a further reduction in the valuation allowance was recorded, but in an amount which did not offset income tax expense for the year.

     Minority Interest in Consolidated Subsidiary. Minority interest in net loss of the consolidated subsidiary was $639,000 in 1995 compared to minority interest in net income of the consolidated subsidiary of $5.4 million in 1994. The change in minority interest is the result of three factors: (1) a reduction in pellet shipments to Oglebay, Eveleth's minority owner, (2) an increase in production costs at Eveleth and (3) a reduction in the market price of pellets shipped to Oglebay.

     Net Income. Net income decreased 10.4% in 1995 to $94.7 million from $105.6 million in 1994, a decrease of $10.9 million. The lower net income reflects lower shipments, higher raw material and labor costs, unfavorable manufacturing efficiencies and an income tax provision partially offset by higher net interest income and the property tax settlement.

LIQUIDITY AND CAPITAL RESOURCES

     Rouge Steel's liquidity needs arise predominantly from capital investments and working capital requirements. Until April 1994, the Company met these liquidity needs primarily with cash provided by operating activities and funds provided by long-term borrowings. In April 1994, the Company consummated the Public Offering. The net proceeds of the Public Offering were $112.9 million. A portion of these proceeds ($68.5 million) was used to retire all outstanding indebtedness and the Company has been debt-free since that time.

     Cash, cash equivalents and marketable securities on December 31, 1996 totalled $27.0 million compared to $100.4 million on December 31, 1995, a decrease of $73.4 million. This decrease was primarily due to cash used for capital spending. The Company will continue to utilize the services of two investment managers to invest its excess cash in fixed income interest-bearing securities. The Company will use its cash to fund its working capital requirements and its capital expenditure program.

     Cash Flows from Operating Activities. Net cash provided by operating activities decreased 79.3% in 1996 to $19.0 million from $92.1 million in 1995, a decrease of $73.1 million. This decrease is primarily the result of lower net income and higher inventories partially offset by higher accounts payable. The increase in inventories can be explained by increased iron ore, steel scrap and slab balances. Each of these inventory builds can be attributed to the "C" blast furnace reline and the related start-up problems. The reduced consumption of the blast furnace and, consequently, the basic oxygen furnace led to an unanticipated build-up of iron ore and steel scrap inventories. The reduced production of liquid steel, along with the high demand for the Company's products, caused the Company to purchase slabs, $13.3 million of which remained in inventories at year end. The increase in accounts payable can largely be attributed to accrued capital expenditures and purchased slabs. Approximately $14.4 million was in accounts payable for purchased slabs at December 31, 1996.

     Credit Facility. Rouge Steel has a five-year, $100 million, unsecured revolving loan commitment under a credit agreement (the "Credit Agreement") among the Company, the banks named therein and The Chase Manhattan Bank, N.A., as administrative agent. The commitments of the lenders under the Credit Agreement expire on November 29, 2001. The revolving loans provided for under the Credit Agreement bear interest, at the option of the Company, at a rate equal to either (i) the base rate, which is the higher of the prime rate or the federal funds rate plus 0.5%, or (ii) the LIBOR Rate plus an applicable margin, which varies with the Company's leverage ratio and can range from 0.250% to 0.675%. The Company had no borrowings under the facility as of December 31, 1996. The Company believes that net income and funds available under the Credit Agreement will be adequate for its working capital and capital expenditure requirements.

     Capital Expenditures. Cash used for capital expenditures, including investments in joint ventures, increased 29.0% in 1996 to $89.6 million from $69.4 million in 1995, an increase of $20.2 million. The most significant of the expenditures made in 1996 was for the completion of the third strand to the Company's existing continuous slab caster which allows the Company to continuously cast 100% of its steel product and eliminates the need to utilize the higher cost, lower quality ingot process. Additionally, the Company incurred capital expenditures in 1996 for the partial reline and upgrade of its "C" blast furnace and the completion of the second LRF. The remaining expenditures were made primarily to upgrade and modernize the Company's facilities. During the five-year period commencing January 1, 1996, the Company anticipates spending approximately $390 million on capital items and investment in joint ventures, including $101 million paid or accrued in 1996. The planned capital expenditures are generally directed at improving and maintaining plant efficiency and quality to position the Company to improve its competitive position in the marketplace and, to a lesser extent, to enter into strategic joint ventures. In 1997, the Company plans to spend approximately $114 million on capital items and investment in joint ventures including a full reline and upgrade of its "B" blast furnace, completion of a raw material handling system and investment in Spartan Steel. Rouge Steel entered into a steel blanking joint venture with Shiloh and a cold rolled hot dipped galvanizing joint venture with Worthington and is in the process of negotiating an additional joint venture. The Shiloh Venture has been financed by a $28 million credit facility, 20% of which is guaranteed by the Company. The Company expects to invest (i) approximately $43 million in the cold rolled hot dipped galvanizing venture with Worthington which is expected to be placed into service in mid-1998 and (ii) approximately $6.5 million in an existing venture with Worthington and Thyssen that produces laser welded blanks. The Company has agreed to invest $9.0 million in EVTAC, $5.6 million of which was invested at December 31, 1996 and the remainder of which the Company expects to invest during the first quarter of 1997.

FUTURE ENVIRONMENTAL MATTERS

     The Company's operations are subject to many federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment. The Company believes that its facilities are in material compliance with these laws and provisions and does not believe that liabilities arising out of existing environmental conditions or future compliance with environmental laws, regulations, permits and consent requirements will have a material adverse effect on its results of operations or financial condition. The Company has incurred capital expenditures in connection with matters relating to environmental control of approximately $1.5 million during the past four years. In addition, the Company has planned approximately $5.2 million in capital expenditures for environmental compliance for the years 1996 through 2000.

     Ford has agreed to indemnify the Company (the "Ford Indemnity") for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such condition, which results in an environmental claim under any federal or state environmental law, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970. The Ford Indemnity provides that Ford shall pay the Company's liabilities, including any penalties and attorneys' fees, in connection with any environmental claim relating to pre-Acquisition conditions and terminates on December 15, 2009. Since the Acquisition, Ford has indemnified the Company for environmental claims totaling approximately $5 million.

     Since environmental laws and regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated.

RECENT DEVELOPMENTS

     Shiloh Engineered Steel Blanking Joint Venture. In 1996, the Company became a 20% owner of the Shiloh Venture, an engineered steel blank facility in Romulus, Michigan. Shiloh owns 80% of the Shiloh Venture. The Shiloh Venture was placed into service in the fourth quarter of 1996. When the facility is producing at capacity, it is expected to process approximately 100,000 net tons of steel annually. Rouge Steel expects to process approximately 20,000 net tons of steel annually through the Shiloh Venture. Rouge Steel's investment in the Shiloh Venture is $20,000 with the remainder of the facility financed by an $80,000 investment from Shiloh and a $28 million credit facility, 20% of which is guaranteed by the Company.

     Spartan Steel Cold Rolled Hot Dipped Galvanizing Joint Venture. In 1996, Rouge Steel acquired a 48% interest in Spartan Steel, a cold rolled hot dipped galvanizing facility which is being constructed near

Monroe, Michigan. Worthington owns the remaining 52% of Spartan Steel. When the facility is complete, which is expected to be in mid-1998, it will have the capacity to coat approximately 450,000 net tons annually. Rouge Steel will be entitled to 80% of the annual output of the facility. In addition, the Company expects to provide substantially all of the cold rolled substrate required by Spartan Steel, 20% of which would be sold to Worthington at competitive prices for processing through the facility. Rouge Steel's investment in Spartan Steel is expected to be approximately $43 million.

     EVTAC Iron Ore Pellet Producing Facility. In a series of transactions (the "Restructuring") which were effective December 1, 1996, Oglebay sold its interest in the entities that owned and operated a mine and pellet producing facility (the "Eveleth Facility") to Rouge Steel and AK Steel Corporation ("AK Steel") and resigned as manager of the Eveleth Facility. Rouge Steel assigned substantially all of its share of the operating assets and liabilities of the Eveleth Facility to EVTAC, the limited liability company which now owns and operates the Eveleth Facility, in exchange for a 45% ownership interest in EVTAC. Wholly-owned subsidiaries of AK Steel and Stelco, Inc. ("Stelco") together own 55% of EVTAC. Following the Restructuring, Rouge Steel is committed to making an additional capital contribution to EVTAC of $3.4 million which, depending upon EVTAC's liquidity requirements, may be invested in the first quarter of 1997 and is required to purchase approximately 2.3 million natural gross tons of iron ore pellets annually from EVTAC at the world market price.

     Proposed Holding Company Reorganization. During the first half of 1997, the Company intends to adopt a holding company organizational structure (the "Reorganization"). Upon consummation of the Reorganization, the Company, as operating subsidiary, will be held as a direct wholly-owned subsidiary of a holding company ("Holdings"), a Delaware corporation. The holding company organizational structure would be implemented without shareholder approval pursuant to Section 251(g) of the General Corporation Law of the State of Delaware. In connection with the Reorganization, each issued and outstanding share of Class A Common Stock of the Company would be converted into and exchanged for a share of class A common stock of Holdings (on a share-for-share basis) having the same designations, rights, powers, preferences, qualifications, limitations and restrictions as the shares of the Company being converted. Upon completion of the Reorganization, at maturity each DECS may be exchangeable into class A common stock of Holdings.

                                    BUSINESS

GENERAL

     Rouge Steel is an integrated producer of high quality, flat rolled carbon steel products consisting of hot rolled, cold rolled and electrogalvanized steel. In recent years, the Company has emphasized the production of value-added flat rolled carbon steel products that require additional processing and generally command higher margins than commodity flat rolled carbon steel products. The Company's products generally, and its value-added products specifically, are sold primarily to customers in the automotive industry who have exacting quality, delivery and service requirements. The Company's ability to meet these standards and its extensive participation in the development of new products designed for automotive applications have enabled it to expand its sales to automotive customers. The Company also sells its products to steel converters, service centers and other end users.

STRATEGY AND COMPETITIVE POSITION

     Rouge Steel's objective is to be a leading domestic producer of value-added flat rolled carbon steel by increasing the range, quality and quantity of products the Company offers. To achieve this objective, the Company will continue to pursue a business strategy consisting of the following key elements:

     - INCREASE VALUE-ADDED PRODUCT CAPABILITIES.

          The Company intends to continue to enhance its capability to manufacture value-added products and, where specialized skills outside the Company's area of expertise are required, to enter into strategic joint ventures or processing arrangements with leading steel processors.

          The Company and USS each invested approximately $11.0 million in 1995 to increase the capacity of Double Eagle, the world's largest electrogalvanizing facility, from approximately 745,000 net tons to approximately 850,000 net tons annually. The expansion permits the Company to coat and sell an additional 52,500 net tons of steel annually in response to the continued demand for coated products by the automotive industry. The Company is in the process of upgrading its cold reduction mill, which the Company anticipates will increase the capacity of the mill from approximately 1.4 million net tons to approximately 1.7 million net tons annually, beginning in the second quarter of 1997. Rouge Steel also recently added a third strand to its continuous caster that allows the Company to produce a broader range of higher carbon steel and to eliminate higher cost, lower quality slabs produced through the ingot process.

          Rouge Steel entered into a steel blanking joint venture with Shiloh in January 1996 as well as a cold rolled hot dipped galvanizing joint venture and a steel processing arrangement with Worthington in November 1996. The Company is also in the process of negotiating an additional joint venture. In each of these joint ventures, Rouge Steel is or would be a minority owner. The objective of the joint ventures and the processing arrangement is to permit the Company to process a larger portion of its steel into higher margin, value-added coated and blanked products and, to a lesser extent, to provide it with an additional outlet for its hot rolled and cold rolled steel. See "-- Joint Ventures and Processing Arrangement."

          Spartan Steel Cold Rolled Hot Dipped Galvanizing Joint Venture. The Company owns a 48% interest in Spartan Steel, a joint venture with Worthington which is constructing a cold rolled hot dipped galvanizing facility near Monroe, Michigan that will coat light gauge steel products to make them corrosion resistant. The Company will be entitled to 48% of the profits from the processing services performed at the facility and will also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which will be sold to Worthington at competitive prices for processing through the facility. It is anticipated that the venture will provide the Company access to additional coated products, primarily for automotive applications. Rouge Steel has agreed to invest approximately $43 million in the facility which is expected to be placed into service in mid-1998.

          Shiloh Engineered Steel Blanking Joint Venture. The Company owns a 20% interest in the Shiloh Venture, an engineered steel blanking facility in Romulus, Michigan with an expected annual capacity of 100,000 net tons. The Company expects to process approximately 20,000 net tons of steel annually through the facility which was placed into service in late-1996. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers. The Shiloh Venture has been financed by a $28 million credit facility, 20% of which is guaranteed by the Company.

          Proposed Investment in TWB Joint Venture. The Company has reached an agreement in principle to purchase for $6.5 million an 11% interest in TWB, an existing facility that produces laser welded blanks. TWB is located near Monroe, Michigan and is currently owned by Worthington and Thyssen. Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to some of the demand by Ford, Chrysler and GM for these products. The investment in this joint venture is subject to negotiation and execution of definitive documentation.

          Delta Galvanizing Hot Dipped Processing Arrangement With
     Worthington. The Company has executed a steel supply and toll coating agreement with Worthington with respect to Delta Galvanizing. Worthington agreed to purchase from the Company 37.5% of Worthington's flat rolled steel to be processed through the galvanizing line, or approximately 120,000 net tons annually, at prices consistent with the Company's current pricing arrangement with Worthington. In addition, Worthington will toll process for Rouge Steel approximately 84,000 net tons of steel annually through Delta Galvanizing. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility, it is anticipated that the Company would begin selling steel to and coating steel through Delta Galvanizing in the first half of 1997.

     - INCREASE PRODUCTION CAPACITY.

          In order to fully utilize its hot strip mill and finishing facilities, the Company intends to continue to increase its steel slab production capability in a cost-effective manner by expanding the capacity of its existing blast furnaces and utilizing the capability of its recently expanded continuous caster. In the past five years, the Company has increased its blast furnace production rate by utilizing improved raw materials, fuels and energy sources and upgrading blast furnace operating procedures. In May 1996, the Company placed into service the third strand of its continuous caster, which allows the Company to continuously cast 100% of its liquid steel and eliminates the need to utilize the higher cost, lower quality ingot process. To maximize the continuous caster's capability, the Company intends to further increase blast furnace efficiency and capacity by adding a new raw material handling system and by fully relining and upgrading its smaller "B" blast furnace during 1997. In the fourth quarter of 1996, the Company completed the scheduled partial reline and upgrade of its larger "C" blast furnace. While in the short term, the outages caused by the scheduled relines and upgrades of the Company's blast furnaces have had and will have a negative impact on the Company's results of operations in 1996 and 1997, respectively, the completion of these projects, together with the addition of a raw material handling system, is expected to increase annual blast furnace capacity by approximately 20% from the second quarter 1996 level. As a result of placing the third strand of the continuous caster into service and increasing blast furnace capacity, the Company believes that its steel slab production capacity will increase to approximately 3.5 million net tons annually.

     - CONTINUOUSLY IMPROVE PRODUCT QUALITY.

          Rouge Steel's commitment to quality and customer service has resulted in the Company receiving QS 9000 Certification, Ford's Q1 Preferred Quality Award and Chrysler's Gold Pentastar Award, as well as many other supplier quality awards. In order to continue to improve the quality of its steel products, the Company recently placed the third strand of the continuous caster into service as described above. In 1996, the Company also launched a second LRF which permits it to refine 100% of its liquid steel. As part of the Company's strategic plan, over the five-year period commencing January 1, 1996, Rouge Steel plans to spend approximately $105 million to upgrade its finishing facilities, including approximately (i) $39 million to upgrade its hot strip mill by adding roll bending capability and other enhancements that will improve the profile and shape characteristics of its sheet steel, (ii) $15 million to upgrade its cold reduction mill by modernizing gauge controls which the Company believes will enable it to produce steel products that exceed the AISI's gauge tolerance standards and (iii) $34 million to install a new pickle line and upgrade one of its existing pickle lines to improve hot rolled product quality.

          In 1990, the Company instituted the "Rouge Steel Quality System." The goal of the Rouge Steel Quality System is to control and reduce the variations in critical process variables leading to consistent production of high quality products. The quality system uses computer-generated data to track process stability, identify changes necessary to improve the processes and determine causes of process deviations. The Company has been awarded various quality achievement awards recognizing the successful implementation of a quality control system which leads to continuous improvement in product quality through quality planning and process control and which satisfies customer standards. The Company was the first steel company to achieve QS 9000 quality certification which combines the quality requirements of the big three automotive assemblers and the international ISO 9001 quality principles.

     - REDUCE COSTS AND IMPROVE PRODUCTIVITY.

          The implementation of Rouge Steel's strategy to modernize its facilities and concentrate on continually improving product quality has increased the Company's efficiency and productivity. The pursuit of this strategy has enabled the Company to reduce its work force by over 1,300 employees since 1986, while increasing production levels and improving the quality of its steel products. As a result of the improved productivity, including a decrease in hours worked per net ton produced from 3.59 in 1989 to 2.89 in 1996, the Company's employment cost per net ton shipped in 1996 was $87, which the Company believes is one of the lowest among domestic integrated steel producers, and net tons shipped per employee has grown to more than 900 net tons per year, which the Company believes is among the highest in the domestic steel industry. In addition, the Company believes that as a result of its planned capital expenditures of approximately $390 million over the five-year period beginning January 1, 1996 and efforts to improve its raw material, fuel and energy supply agreements, it should be in a position to further lower its production costs.

     - ESTABLISH LONG-TERM CUSTOMER RELATIONSHIPS.

          On the date of the Acquisition, Rouge Steel entered into long-term purchase contracts with Ford and Worthington. The Company's relationship with Ford and Worthington, which together have accounted for over 45% of the Company's total sales since the Acquisition, have enabled it to maintain a stable customer base and to concentrate its efforts on enhancing production capability and customer service. The Company believes that its proven ability to provide customer oriented service and high quality products and to meet the continually changing specifications of its automotive customers has permitted it to further penetrate the automotive industry. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM. Currently, Chrysler and GM are among the Company's five largest customers. In 1992, sales to the automotive industry represented approximately 51% of steel product revenues and the Company's automotive flat rolled market share was approximately 12.1%, while in 1996 such sales represented approximately 62% of steel product revenues and the Company's automotive flat rolled market share was approximately 13.3%.

     - MAINTAIN FINANCIAL FLEXIBILITY.

          As of December 31, 1996, the Company had $27 million of cash and marketable securities, a $100 million revolving credit facility and no debt outstanding. The current absence of any outstanding indebtedness, coupled with environmental indemnities and relief from certain retiree expenses the Company received in connection with the Acquisition, has provided the Company with greater financial flexibility than many of its competitors. The strength of the Company's balance sheet and its high degree of financial flexibility should allow it to pursue its business strategy throughout the economic cycle and to respond to the continually changing needs of its customers.

     The table below reflects the results of the implementation of the Company's business strategy for the years from 1992 through 1996:

                                                     YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------
                                  1992         1993          1994          1995           1996
                                 -------      -------       -------       -------       --------
Number of employees at period
  end(1).......................    3,254        3,225         3,194         3,167          3,119
Net tons shipped (in
  thousands)...................    2,425        2,472         2,643         2,542          2,876
Hours worked per net ton
  produced(1)..................     3.25         3.10          2.92          3.14           2.89
Average hourly labor rate......  $ 27.35      $ 28.26(2)    $ 30.02(2)    $ 32.40(2)    $  30.81(2)
Total sales per employee (in
  thousands)(1)................      302          334           387           381            419
Effective capacity
  utilization..................       83%         107%(3)       102%(3)        96%(3)         84%(3)
Continuously cast percentage...       86           89            88            92             95
Operating income per net ton
  shipped......................  $    11      $    25       $    39       $    48(4)    $      9
Capital expenditures (in
  thousands)(5)................   13,149       11,816        29,156        69,426        101,454

-------------------------
(1) Includes all hourly and salaried employees.

(2) Includes $.60 per hour in 1993, $1.54 per hour in 1994, $1.94 per hour in 1995, and $.49 per hour in 1996 paid or accrued pursuant to the Profit Sharing Plan for Hourly Employees.

(3) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The Company's electric furnaces have been idle since 1992.

(4) Operating income per net ton shipped for the year ended December 31, 1995 includes $12 for the effect of a gain from the settlement of litigation.

(5) Includes capital expenditures paid or accrued and investments in joint ventures.

PRODUCTS

     Rouge Steel currently produces primarily three finished sheet steel products: (i) hot rolled, which is sold as hot bands or is pickled to remove surface scale, and is sold to automotive, converter and service center customers and other end users; (ii) cold rolled, which is hot rolled steel that is subsequently cold reduced in thickness, annealed and typically tempered to enhance ductility and surface characteristics and is sold to automotive, converter and service center customers and other end users; and (iii) electrogalvanized, which is cold rolled steel that has been coated with either pure zinc or a zinc/iron combination on one or both sides to make the steel more corrosion resistant and is sold almost exclusively to automotive customers.

     The following table sets forth the percentage of Rouge Steel's steel product revenues from hot rolled, cold rolled and electrogalvanized steel for the years from 1992 through 1996.

                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                               1992     1993     1994     1995       1996
                                               -----    -----    -----    -----      -----
Hot rolled.................................     48.8%    47.5%    48.8%    49.8%      47.4%
Cold rolled................................     32.4     32.9     30.3     28.4       30.6
Electrogalvanized..........................     18.8     19.6     20.9     21.8       22.0
                                               -----    -----    -----    -----      -----
     Total.................................    100.0%   100.0%   100.0%   100.0%     100.0%
                                               =====    =====    =====    =====      =====

     Approximately one-half of the Company's sales in hot rolled steel has been to the automotive market for wheels and structural components such as suspension arms, frames and seat frames. Rouge Steel also sells hot rolled steel in the non-automotive end user markets for the manufacture of roof decking, grating, guard rails and pipes and to converters and service centers to be further processed or sold directly to other end users. Cold rolled steel is sold by the Company for use in automotive parts, lighting fixtures, room dividers and doors, and for unexposed applications such as the manufacture of floor pans and tubing. Electrogalvanized products are sold to automotive customers for use as major automotive body panels such as doors, quarter panels and fenders.

     One of the Company's primary objectives is to increase its production and sales of value-added, higher margin products. In order to increase the Company's capability to produce more sophisticated products, the Company has entered into the Shiloh Venture to produce engineered steel blanks which the Company anticipates selling to its automotive customers and Spartan Steel to construct and operate a cold rolled hot dipped galvanizing line which will provide the Company with additional coated steel products, primarily for automotive applications. The Company has also reached an agreement in principle to purchase an 11% interest in TWB, an existing facility that produces laser welded blanks sold primarily for automotive applications. Currently, Worthington and Thyssen are the participants in TWB which is located near Monroe, Michigan. The Shiloh Venture has been financed by a $28 million credit facility, 20% of which is guaranteed by the Company and the Company expects to invest approximately $43 million and $6.5 million in Spartan Steel and TWB, respectively. In addition, the Company has negotiated a steel supply and toll coating agreement with Worthington with respect to Delta Galvanizing which should provide the Company with an additional outlet for its hot rolled and cold rolled steel and additional corrosion resistant steel products, including framing and structural steel for the construction, agricultural equipment and automotive markets. Rouge Steel's participation in these joint ventures and the processing arrangement responds to the demand by end users for increasingly complex products and is intended to mitigate the erosion in sales that might occur if the Company were unable to provide these products to its current customers. In addition, the Company's participation in these joint ventures and the processing arrangement could provide opportunities for the Company to supply new customers. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement," and "-- Joint Ventures and Processing Arrangement."

MARKETS AND CUSTOMERS

     In light of the Company's goal to strengthen long-term customer relationships, improved customer service is a key component of the Company's strategy and Rouge Steel has devoted significant resources toward that end. The Company has approximately 200 steel customers, virtually all of which are located within 350 miles of Rouge Steel's single-site integrated facility. The Company's primary customers are in the automotive, converter, service center and other end user markets. The Company believes its proximity to its customers allows it to provide focused customer service and resources. The Company has improved its customer service through the addition of personnel in the customer service and technical support departments. The Company's primary goal in this respect is to maintain and improve its responsiveness to customer needs in a continually changing competitive environment.

     Ford and Worthington, the Company's two largest customers, accounted for approximately 31% and 13%, respectively, of total sales in 1995 and 30% and 12%, respectively, of total sales in 1996. While the loss of Ford or Worthington as a customer, or a significant reduction of either company's business, would have a material adverse effect on the Company's business, the Company believes that its relationships with Ford and Worthington provide a stable sales base and the ability to expand its product capability and concentrate on increasing margins. No other single customer of the Company has accounted for more than 10% of the Company's total sales over the past five years. The Company's ten largest customers in the aggregate accounted for approximately 67% of total sales in 1995 and approximately 70% of total sales in 1996. For 1996, the Company estimates that its share of the domestic flat rolled steel market, as measured by shipments, was approximately 5.8%.

     The Company's primary customers are in the automotive, converter, service center and other end user markets. The following table sets forth the percentage of the Company's steel product revenues from various markets for the years ended December 31, 1992 through 1996.

                                                                YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------
                                                1992        1993        1994        1995          1996
                                                -----       -----       -----       -----         -----
Automotive...............................        50.8%       53.6%       58.9%       60.7%         61.7%
Converters...............................        20.2        21.7        20.4        18.4          18.6
Service Centers..........................        25.5        21.2        17.8        16.8          16.3
Other End User...........................         3.5         3.5         2.9         3.1           3.4
Exports..................................          --          --          --         1.0            --
                                                -----       -----       -----       -----         -----
     Total...............................       100.0%      100.0%      100.0%      100.0%        100.0%
                                                =====       =====       =====       =====         =====

     Automotive. The Company is a significant supplier of hot rolled, cold rolled and electrogalvanized steel to the automotive industry. Car and truck manufacturers and their parts suppliers require sheets of steel with exact dimensions, enhanced formability and defect-free surfaces. The Company's steel products have been used in a variety of automotive applications including exposed and unexposed panels and high strength parts for safety applications and to achieve weight reduction. The Company supplies sophisticated steel products to meet the demand for lighter, safer, and longer lasting vehicles such as bake hardenable steel and steel for hot forming, which is used for high strength and safety applications such as automotive door beams. In the past five years, Rouge Steel has made significant improvements in quality and customer service. The automotive market comprised 61.7% of the Company's steel product revenues in 1996 up from 50.8% in 1992.

     Sales to Ford, the Company's largest customer, accounted for approximately 31% of total sales in 1994 and 1995 and 30% of total sales in 1996. In addition to its relationship with Ford, the Company has diversified its automotive customer base. Until the Acquisition, Rouge Steel sold a small amount of steel to Chrysler and had no direct sales to GM. The Company believes that its ability to provide the complex grades of steel required for automotive applications combined with its ability to provide competitive pricing, quality and delivery caused Chrysler and GM to begin purchasing significant quantities of hot rolled, cold rolled and electrogalvanized steel from the Company. Currently, Chrysler and GM are both among the Company's five largest customers. The Company is currently seeking to expand its customer base by penetrating the automotive market further, including through the broadening of its steel product and service capabilities. See "Risk Factors -- Dependence on Automotive Industry and UAW Employees."

     Converters. The Company sells hot rolled and cold rolled steel to the converter market, which includes customers that process steel into a more finished state such as pipes, tubing and cold rolled strip steel. Although the converter market is typically more price sensitive than the end user market due to its reliance on purchases at prevailing prices, it provides the Company with some sales stability during downturns in the automotive market.

     Sales to Worthington, a major steel fabricator and processor and the Company's second largest customer and shareholder, were approximately 15%, 13% and 12% of total sales in 1994, 1995 and

1996, respectively. Worthington owns approximately 27.4% of the Company's Common Stock which represents a voting interest of 19.9%.

     Service Centers. The Company sells hot rolled and cold rolled steel to service center customers that provide processing services such as slitting, shearing and blanking for distribution primarily to automotive end users. Due to the increased costs for processing services, steel service centers have become a major factor in the distribution of flat rolled products to end users.

     Direct Sales to Other End Users. The Company sells hot rolled steel to manufacturers of roof decking, grating, guard rails and pipes. The Company sells cold rolled steel to manufacturers of lighting fixtures, room dividers and doors. Steel products are distributed by Rouge Steel principally through its own sales organization.

     Order Status. The order load was 667,000 net tons at December 31, 1996, compared to 555,000 net tons at December 31, 1995. All orders related to the order load at December 31, 1996 are expected to be shipped by the first half of 1997. The order load represents orders received but not yet filled. The increase in the order load reflects very strong demand for the Company's products coupled with reduced blast furnace production due to its partial reline of the "C" blast furnace and related operating problems.

OPERATIONS

     Rouge Steel manufactures flat rolled carbon steel products using a basic integrated steel process at its single-site facility in Dearborn, Michigan. This process generally involves: steelmaking, slab making, hot band production (hot rolled sheet) and finishing (including cold rolling). The following diagram illustrates the Rouge Steel production process:

                 ROUGE STEEL COMPANY PRODUCTION PROCESS DIAGRAM










                                  [DIAGRAM]

     Steelmaking. Steel is produced at Rouge Steel through the basic oxygen process which starts with the combination of iron ore pellets, coke and limestone in one of two blast furnaces. The resultant hot metal is then transported by rail to two basic oxygen furnaces where it is combined with scrap steel, with oxygen as a fuel source, to produce liquid steel. Rouge Steel operates two blast furnaces. One furnace, originally placed in service in 1922, is currently capable of producing 2,400 net tons per day, or 832,000 net tons per year. The other furnace, placed in service in 1948, is currently capable of producing 4,800 net tons per day, or 1.66 million net tons per year. The Company's combined hot metal capacity is approximately 2.5 million net tons per year. The Company believes that, following the partial reline and upgrade of its "C" furnace in 1996, the full reline and upgrade of its "B" furnace in 1997 and the installation of a raw material handling system, the Company's hot metal capacity will increase to approximately 3.0 million net tons per year.

     Full relines of the blast furnaces (which involve the replacement of the brick lining of the furnace) are scheduled approximately every eight to ten years. A full reline typically requires the furnace to be taken out of service for approximately 70 days. The next scheduled full relines of the Company's "B" and "C" furnaces are in 1997 and 2004, respectively. During these periods, Rouge Steel will seek to mitigate the effects of the blast furnace shutdown by purchasing slabs in the open market and increasing inventories. The Company also periodically undertakes partial relines of its blast furnaces. When such partial relines are undertaken, a blast furnace is typically out of service for approximately 40 days. The Company completed such a partial reline of its largest blast furnace, "C" furnace, in the fourth quarter of 1996.

     Rouge Steel operates two basic oxygen furnaces, placed in service in 1964, which convert the hot metal into liquid steel. Each basic oxygen furnace has a capacity of 255 net tons per heat, with each heat taking approximately 35 minutes to complete. The basic oxygen furnace operation has an annual capacity of 3.7 million net tons. Once produced, liquid steel is transported to Rouge Steel's three-strand continuous caster.

     Rouge Steel also has two electric arc furnaces which were originally placed into service in 1976 but have been idle since 1992 due to the increased productivity of the Company's blast furnaces. The electric arc process begins with the melting of high quality steel scrap. The annual capacity of the electric arc furnace operation is 850,000 net tons. While the electric arc furnaces could be placed back into service in the case of a major blast furnace outage or if market conditions demand increased capacity, the Company has no plans to restart the electric arc furnaces in the near future.

     In 1990, ladle refining and vacuum degassing facilities, representing modern steel refining technologies, were placed into service. In 1996, a second LRF was placed into service. The addition of the second LRF permits the Company to refine 100% of its liquid steel through this process. The ladle refining and vacuum degassing facilities allow precise control of temperature and chemistry to exacting specifications and their operation, in conjunction with the continuous caster, enhances Rouge Steel's ability to sequence casting precisely and increase caster productivity. The addition of these facilities permitted the Company to expand its product base to include bake hardenable and interstitial free, ultra-low carbon products.

     Slab Making. The next step in production involves slab making by processing liquid steel through the continuous caster. In the continuous caster, liquid steel is fed into a nickel clad copper mold and cooled from the outside so that a shell is formed around the molten metal as it emerges from the mold. The slab is guided through a series of arc-shaped support sections that gradually change its direction from vertical to horizontal. It then proceeds through a strand straightener and horizontal cooling stations where air and water sprays complete the solidification process. At that time, the steel is cut into slabs according to specifications. The continuous caster incorporates the latest proven technologies including the ability to change slab width and chemical composition during casting, allowing continuous processing and economy of operation. The original two strands of the continuous caster, placed in service in 1986 at a cost of approximately $150 million, have a capacity of 2.6 million net tons per year. In 1996, the Company launched the third strand of the continuous caster at a cost of approximately $74 million. The third strand has a capacity of 1.4 million net tons per year and allows the Company to continuously cast 100% of its liquid steel and eliminate the more costly ingot-based slab production.

     Hot Band Production. The next step in the processing of steel involves the production of hot bands in the hot strip mill. In the hot strip mill, slabs are heated to 2,450 degrees in three walking beam furnaces prior to being processed through four roughing stands and seven finishing stands. An eight-inch thick slab will be reduced through this process to a thickness of as little as 0.075 inches and rolled to a length of over one-half mile long before being coiled at the end of the mill. Rouge Steel's hot strip mill, installed in 1974, is a 68-inch wide continuous mill which the Company believes is the last full-size hot strip mill built in the United States. In 1990, the Company completed the recomputerization of its hot strip mill, which permits tighter and more consistent gauge control and flatness in the Company's products. In 1995, Rouge Steel began a project to install roll bending equipment on the hot strip mill which will improve the profile and shape characteristics of the Company's sheet steel. The roll bending equipment is expected to be operational in early 1997. The capacity of the hot strip mill is approximately 3.6 million net tons per year.

     Finishing. Rouge Steel's finishing operations contain three pickle lines, a tandem mill, two annealing processes, two temper mills, two slitters and a recoil welder. Hot bands which are not sold as finished products or shipped to outside processors are processed further to produce the hot rolled pickled and oiled and cold rolled products. Hot rolled pickled and oiled products are hot bands which have been pickled to remove surface scale and enhance stamping or further processing. Cold rolled products are processed through the pickle lines, the tandem mill, the annealing facilities and typically through the tempering facilities. The tandem mill produces the precise gauge thicknesses characteristic of cold rolled product. The annealing processes add formability and the temper mills provide surface, texture, controlled ductility and oiling.

     In 1989, the Company placed a hydrogen annealing facility into service to supplement its existing box annealing facility. The hydrogen annealing facility reduces the time necessary to anneal the steel, enhances the formability of the steel and allows the Company to expand its product line. Bake hardenable steel, which is primarily used for exterior automotive panels, is currently being produced at the hydrogen annealing facility. Since 1989, the Company has increased its number of annealing bases and, in 1996, approximately 24% of the Company's annealing was done by this process.

     The Company is in the process of upgrading its cold reduction mill by modernizing gauge controls which the Company believes will enable it to exceed the AISI's gauge tolerance standards by the first half of 1997. In addition, the Company intends to upgrade an existing pickle line and place into service a new pickle line at a cost to the Company of approximately $34 million in order to replace its two oldest pickle lines and improve hot rolled product quality.

     Electrogalvanizing. In 1986, a joint venture, comprised of the Company and USS, placed Double Eagle into service at a total cost in excess of $200 million. It is the world's largest electrogalvanizing facility, with a capacity of approximately 850,000 net tons of electrogalvanized steel annually. Pursuant to the joint venture agreement, which, unless extended, terminates on June 30, 2001, the Company has the right to utilize approximately 50% of Double Eagle's available production time, or approximately 425,000 net tons annually. Electrogalvanized steel is cold rolled sheet steel which has been electrolytically coated with either pure zinc or a zinc/iron combination on one or both sides to render it corrosion resistant. Electrogalvanized steel is among the Company's highest margin sheet products and is sold primarily to Ford, Chrysler and other automotive end users.

                           RAW STEEL PRODUCTION DATA
                               (tons in millions)

                                                                                             PERCENT
                                                    EFFECTIVE     ACTUAL      CAPACITY     CONTINUOUSLY
                                                    CAPACITY    PRODUCTION   UTILIZATION       CAST
                                                    ---------   ----------   -----------   ------------
1992..............................................     3.4         2.8            83%           86%
1993..............................................     2.7(1)      2.9           107(1)         89
1994..............................................     2.9(1)      3.0           102(1)         88
1995..............................................     3.0(1)      2.9            96(1)         92
1996..............................................     3.0(1)      2.6            84(1)         95

-------------------------
(1) The effective capacities in 1993, 1994, 1995 and 1996 exclude 850,000 net tons of annual electric furnace capacity. The electric furnaces have been idle since 1992.

CAPITAL EXPENDITURES

     The Company operates in a capital intensive industry. It has continued the extensive capital improvement program begun by Ford prior to the Acquisition, which was intended to achieve production and cost efficiencies, improve product quality and permit the Company to manufacture a broader range of higher margin products. During the past 15 years, more than $900 million has been invested to modernize the Company's facilities and tighten control over its manufacturing processes so the Company could compete effectively in the steel industry. The projects in the capital program included the additions of the electrogalvanizing and continuous caster facilities in 1986, the hydrogen annealing facility in 1989, the ladle refining and vacuum degassing facilities in 1990, and more recently, upgrading its temper mills, computerizing its tandem mill, adding additional hydrogen annealing capability and expanding the continuous caster.

     During 1995, Rouge Steel and USS completed an expansion project at Double Eagle which resulted in additional annual capacity of 105,000 net tons. The cost to Rouge Steel of the expansion was approximately $11.0 million. Double Eagle's capacity is now approximately 850,000 net tons of coated steel per year. The Company and USS are each entitled to approximately 50% of Double Eagle's output.

     During 1995, the Company began the construction of the third strand to its existing continuous slab caster facility. The Company launched the third caster strand in May of 1996. The new caster strand added approximately 1.4 million net tons of casting capacity and has allowed the Company to cease all ingot production, to shut down the existing teeming and slab mill facilities, and to continuously cast 100% of its steel product. The cost of the entire project was approximately $74 million, $69 million of which was capitalized.

     At the same time that Rouge Steel expanded its continuous caster, the Company added a second LRF. The new LRF was launched in the second quarter of 1996. The addition of the second LRF gave the Company the ability to treat 100% of its liquid steel. The new LRF and the third strand of the continuous caster have permitted the Company to further penetrate the high carbon steel product market.

     The following table represents a summary of the Company's capital expenditures including investments in joint ventures:

                                                        YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------
                 PROJECT                     1992      1993      1994      1995       1996
                 -------                    -------   -------   -------   -------   --------
                                                         (DOLLARS IN THOUSANDS)
Steelmaking...............................  $ 1,891   $ 2,873   $ 2,205   $46,630   $ 68,921
Finishing.................................    6,360     6,010    15,817     9,867     19,938
Environmental.............................      553        90       184     1,015        259
All other(1)..............................    4,345     2,843    10,950    11,914     12,336
                                            -------   -------   -------   -------   --------
     Total annual capital expenditures....  $13,149   $11,816   $29,156   $69,426   $101,454
                                            =======   =======   =======   =======   ========

-------------------------
(1) Includes investments in joint ventures.

     For the five-year period commencing January 1, 1996, the Company's strategic plan provides for approximately $390 million in capital expenditures for facilities improvement and investment in joint ventures, approximately $101 million of which was spent in 1996. The most significant projects scheduled during this period include adding a raw material handling system in the Company's blast furnace area, upgrading and maintaining its finishing facilities, including its hot strip mill and cold reduction mill, installing a new pickle line and upgrading one of its existing pickle lines, undertaking a partial and full reline of its blast furnaces and investing in strategic joint ventures.

     The partial reline of the Company's "C" blast furnace and other furnace improvements, including an upgraded cooling system were completed in the fourth quarter of 1996 at a cost of approximately $24 million. The outage related to the "C" furnace reline lasted approximately 40 days and had a negative impact on results of operations in the third and fourth quarters of 1996. To compensate for the loss of production due to the blast furnace lining problems and weather-related problems, and to assure the continuity of supply to its customers, the Company increased its slab purchases. The market for the purchase of steel slabs is highly competitive and subject to price volatility influenced by periodic shortages, freight costs and other market conditions largely beyond the Company's control which may contribute to the negative impact on the Company's operating results. See "Risk Factors -- Risks Related to Equipment Outages and the Manufacturing Processes."

     The Company has scheduled a major reline and upgrade of its "B" blast furnace in late September 1997, at an anticipated cost to the Company of approximately $40 million. Major relines, which involve the replacement, as opposed to refurbishing, of the brick lining of the furnace, typically require the furnace to be taken out of service for approximately 70 days. During this major reline, Rouge Steel will need to continue to purchase steel slabs in the open market to attempt to mitigate the loss of production.

JOINT VENTURES AND PROCESSING ARRANGEMENT

     Spartan Steel Cold Rolled Hot Dipped Galvanizing Joint Venture. The Company owns a 48% interest in Spartan Steel, a joint venture with Worthington which is constructing a cold rolled hot dipped galvanizing facility near Monroe, Michigan that will coat light gauge steel products to make them corrosion resistant. The Company will be entitled to 48% of the profits from the processing services performed at the facility and will also be entitled to 80% of the annual output of the facility, or approximately 360,000 net tons of the facility's anticipated 450,000 net ton capacity. In addition, Rouge Steel expects to provide substantially all of the cold rolled substrate required by the venture, 20% of which will be sold to Worthington at competitive prices for processing through the facility. It is anticipated that the venture will provide the Company access to additional coated products, primarily for automotive applications. Rouge Steel has agreed to invest approximately $43 million in the facility which is expected to be placed into service in mid-1998.

     Pursuant to the Operating Agreement of Spartan Steel Coating, L.L.C., Worthington is to be paid a quarterly management fee based initially upon production levels. Once Worthington recoups its initial capital contribution, through both the management fee and its share of the venture's profits, the management fee is to be fixed at $375,000 per quarter. If the venture's pre-tax return on assets falls below 15% for two or more consecutive years after the first three years of operation, Worthington obtains a put option which requires the Company, at Worthington's option, to purchase Worthington's interest in the venture at fair market value. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement."

     Shiloh Engineered Steel Blanking Joint Venture. On January 2, 1996, Rouge Steel formed a joint venture with Shiloh to produce engineered steel blanks at a facility in Romulus, Michigan. The facility was placed into service in late 1996. The Company expects to process approximately 20,000 net tons of steel annually through this facility which has an expected annual capacity of 100,000 net tons. The Shiloh Venture will give the Company access to blanking capabilities and permit it to take advantage of Shiloh's expertise in producing engineered steel blanks. The Shiloh Venture is also expected to permit the Company to increase its margins on steel blanks by reducing freight costs currently paid by the Company for delivery of steel blanks from Shiloh's facility in Ohio. Engineered steel blanks are pieces of steel cut into shapes which the customer may stamp directly into the final part. Rouge Steel anticipates selling the engineered steel blanks from the Shiloh Venture to its automotive customers.

     The Shiloh Venture operating agreement ("Shiloh Agreement") has a term of 30 years, subject to certain conditions. Pursuant to the Shiloh Agreement, Rouge Steel made an initial capital contribution of $20,000 for a 20% interest in the Shiloh Venture and Shiloh contributed $80,000 for a controlling 80% interest in the Shiloh Venture. The Shiloh Venture has been financed by a $28 million credit facility, 20% of which is guaranteed by the Company. Although Shiloh has voting control over the Shiloh Venture, the Shiloh Agreement requires the unanimous vote of its members for certain major corporate decisions, including the disposal of substantially all of the assets, amendment of the articles of organization and establishment of the capital budget for construction of the facility, which has initially been set at $19 million, with an increase of an additional $10 million subject to final review and approval. The Shiloh Agreement also provides Rouge Steel with certain protections for its minority position in the venture, including a put option which requires Shiloh or its designee, at the option of Rouge Steel during the first seven years of the venture, to purchase Rouge Steel's interest in the joint venture at a price equal to Rouge Steel's capital contribution. In addition, if Shiloh transfers its interest in the Shiloh Venture to a third party, Rouge Steel has the right to sell a proportionate amount of its interest at the same price and on the same terms as Shiloh's transfer. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement."

     Proposed Investment in TWB Joint Venture. The Company has reached an agreement in principle to purchase for $6.5 million an 11% interest in TWB, an existing facility that produces laser welded blanks. TWB is located near Monroe, Michigan and is currently owned by Worthington and Thyssen. Laser welding blanks is the process of welding together two or more steel blanks, which may be of different grade or thickness. If the Company proceeds with the joint venture, it believes that the TWB facility will enable it to respond to some of the demand by Ford, Chrysler and GM for these products. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement."

     Delta Galvanizing Hot Rolled Hot Dipped Processing Arrangement With Worthington. The Company has executed a steel supply and toll coating agreement with Worthington with respect to Delta Galvanizing. Worthington agreed to purchase from the Company 37.5% of Worthington's flat rolled steel to be processed through the galvanizing line, or approximately 120,000 net tons annually, at prices consistent with the Company's current pricing arrangement with Worthington. In addition, Worthington will toll process for Rouge Steel approximately 84,000 net tons of steel annually through Delta Galvanizing. The Company anticipates that the additional corrosion resistant steel products, including framing and structural steel, would be sold to the construction, agricultural and automotive markets. Subject to the completion of the facility, it is anticipated that the Company would begin selling steel to and coating steel through Delta Galvanizing in the first half of 1997. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement."

FACILITIES

     The Company's integrated, single-site facility is located on a 457-acre industrial site adjacent to Ford's stamping and assembly plants in Dearborn, Michigan. The Rouge Steel facility is strategically located in the heart of the automotive manufacturing region and in an area where many consumers of flat rolled steel are situated. The Company believes that its single-site location is a strategic advantage because it permits reduced transportation costs, increased efficiencies and better management response times.

     The Company's facilities include three blast furnaces (one of which has been idle since 1988), two basic oxygen furnaces, two electric arc furnaces (which have been idle since 1992), two ladle refining facilities, a vacuum degassing facility, one three-strand continuous caster, one computerized hot strip mill, three pickle lines, one tandem mill, two annealing facilities (one of which is a hydrogen annealing facility), two temper mills, two slitters and one recoil welder. In addition, the Company owns: a 60% interest in a 315 megawatt powerhouse (the "Powerhouse") that is managed by Ford (which owns the other 40%); a 50% interest in Double Eagle, the world's largest electrogalvanizing facility; a 48% interest in Spartan Steel, a cold rolled hot dipped galvanizing facility which is being constructed; a 20% interest in the Shiloh Venture, an engineered steel blanking facility; and a 45% interest in EVTAC, an iron ore mining and pelletizing facility.

RAW MATERIALS AND ENERGY SOURCES

     The principal raw materials and energy sources used by Rouge Steel in its production process are coke, iron ore pellets, steel scrap, natural gas, electricity, steam, oxygen and nitrogen. Coke, coal, iron ore pellets, electricity, steam, oxygen and nitrogen are predominantly purchased pursuant to long-term or annual agreements. The other raw materials are generally purchased in the open market from various sources. Certain of the purchased raw materials are not covered by long-term contracts and, therefore, availability and price are subject to world market conditions.

     Coke. Coke represents the Company's single largest raw material expenditure. In 1996, approximately 61% of the Company's coke requirements were provided by USX Corporation ("USX") pursuant to a one-year tolling agreement. Through a similar tolling agreement with New Boston Coke Corporation ("New Boston"), whose total productive capacity is dedicated to the Company, the Company acquired approximately 38% of its coke requirements, and the balance was purchased in the open market. Under the tolling agreements, the Company provides the coal to USX and New Boston for processing into coke. High volatile coal is acquired at competitive prices pursuant to a contract with Massey Coal Sales Company, Inc. which expires on January 1, 1998. Rouge Steel began purchasing coke from Bethlehem Steel Corporation ("Bethlehem") on January 1, 1997 pursuant to a five-year agreement. Bethlehem is expected to provide approximately 65% of the Company's coke requirements at a fixed price, subject to certain price adjustments for deviations from stated coke specifications, for the first three years and at a price for the last two years to be negotiated by the parties. The balance of Rouge Steel's coke requirements is expected to be provided by New Boston. The Company does not produce coke and, as a consequence, relies upon outside sources. During the past ten years, coke production capacity in the United States has been reduced. Due to the environmental liabilities associated with operating coke ovens, the Company expects coke production capacity to be reduced further in the next ten years. The coke shortage that may result from the reduction in capacity may cause the price that the Company pays for coke to increase which may adversely affect the Company's results of operations. See "Risk Factors -- Cost and Availability of Raw Materials."

     Iron Ore Pellets. The Company has consumed an average of 2.8 million gross tons of iron ore pellets annually over the three-year period ended December 31, 1996, 12% of which were directly supplied by Eveleth or its successor, EVTAC. In April 1995, Rouge Steel converted to fluxed pellet use on both blast furnaces. The Company currently trades all of the EVTAC acid pellets allocated to it and, in return, obtains fluxed pellets and acid pellets with a higher manganese content, which EVTAC does not produce and which are used to enhance blast furnace productivity. During the three-year period ended December 31, 1996, the Company traded an average of 1.9 million gross tons of Eveleth/EVTAC pellets annually, which constituted 85% of the Company's share of the pellets produced by Eveleth/EVTAC, in return for fluxed pellets and pellets with a higher manganese content, which constituted 67% of the Company's requirements for pellets during this period. In order to acquire fluxed pellets under the trade arrangement, the Company is required to pay a cash premium, indexed to inflation factors, equal to the difference between the market price of the fluxed pellets and the market price of EVTAC acid pellets, in addition to providing the EVTAC acid pellets. The balance of the Company's pellet requirements were purchased pursuant to a contract with The Cleveland-Cliffs Iron Company.

     The iron ore reserves of EVTAC are sufficient to provide the Company with an estimated 25-year supply at the current level of utilization.

     In the Restructuring, Oglebay sold its interest in the Eveleth Facility to Rouge Steel and a wholly-owned subsidiary of AK Steel and resigned as manager of the Eveleth Facility. Rouge Steel assigned substantially all of its share of the operating assets and liabilities of the Eveleth Facility to EVTAC in exchange for a 45% ownership interest in EVTAC. Wholly-owned subsidiaries of AK Steel and Stelco together own 55% of EVTAC.

     Prior to the Restructuring, Rouge Steel was able to acquire approximately 42% of the production of the Eveleth Facility and was responsible for covering the same percentage of the fixed costs of the operation. Following the Restructuring, the Company is required to purchase 45% of the first 5.0 million natural gross tons of pellets produced each year by EVTAC at world market prices and has the right of first refusal to 45% of any pellets produced by EVTAC in excess of 5.0 million natural gross tons. Similar contracts have been executed with AK Steel and a wholly-owned subsidiary of Stelco. The Company is committed to making an additional capital contribution to EVTAC of $3.4 million which, depending upon EVTAC's liquidity requirements, may be invested in the first quarter of 1997.

     A new management team has been retained to replace Oglebay as mine manager. The new management team will focus on cost reduction and quality and productivity improvements.

     Scrap. The price of steel scrap has increased dramatically since the end of 1992. The price of #1 industrial bundles, the steel scrap which makes up the largest portion of the Company's scrap purchases, increased by 36% between the end of 1992 and the end of 1996. The higher price reflects elevated demand for steel scrap, which is a result of increased production at integrated steel mills and electric furnace based mini-mills. As long as the current industry production level continues and new scrap intensive mini-mills come on line, the Company does not expect any relief from high steel scrap prices. The Company spent approximately $135 million to purchase steel scrap in 1996.

     Other Raw Materials and Energy Sources. During 1996, natural gas, electricity and steam constituted 51%, 35%, and 14%, respectively, of the Company's total energy costs. Natural gas is acquired at prevailing market prices from various producers. Rouge Steel purchases electricity from DTE Energy for its ladle refining and Double Eagle facilities and, when they were operating, for its electric arc furnaces. The Company owns a 60% interest in the Powerhouse that is managed by Ford (which owns the other 40%). Pursuant to an operating agreement with Ford (the "Powerhouse Joint Operating Agreement") which expires December 31, 1999, the Powerhouse provides the rest of the electricity consumed by the Company, as well as all of its steam requirements. On December 15, 1996, the Company provided written notice to Ford of its intention to terminate the Powerhouse Joint Operating Agreement. Rouge Steel and Ford have agreed to participate in a joint study of the alternatives available to Rouge Steel and Ford for utilities and services which are now provided by the Powerhouse.

     Effective November 15, 1995, the Company entered into a ten-year contract for the supply of oxygen and nitrogen with Praxair, Inc. The contract contains annual minimum oxygen and nitrogen purchase levels of $8.3 million and $550,000, respectively.

COMPETITION

     The Company is in direct competition with domestic and foreign flat rolled carbon steel producers and producers of plastics, aluminum and other materials that can be used in place of flat rolled carbon steel in manufactured products. The Company competes principally on the basis of quality, price and the ability to meet customers' product specifications and delivery schedules. The Company believes, however, that its competitive position in the steel industry is strengthened by, among other things, (i) improved manufacturing capability, (ii) substantially reduced postretirement expenses resulting from certain agreements with Ford, (iii) environmental indemnifications from Ford until 2009, (iv) long-term relationships with Ford and Worthington, (v) a single-site, geographically strategic location, and (vi) financial flexibility.

     Imports. Domestic steel producers face significant competition from foreign producers. Decisions by these foreign steel producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions.

     Steel imports as a percentage of apparent domestic consumption, including semifinished steel, were approximately 21% for the period from 1992 through 1996. The percentage peaked in 1994 at 25%. Attractive world export prices and the improved international competitiveness of the domestic steel industry have been factors in reducing import levels. A significant adverse change in any of these factors could result in an increase in steel imports.

     Domestic Steel Industry. The domestic steel industry is a cyclical business that is highly competitive. Despite significant reductions in raw steel production capability by major domestic integrated producers over the last decade, the domestic industry continues to be adversely affected by excess world capacity. Over the last decade, extensive downsizings have necessitated costly restructuring charges that, when combined with highly competitive market conditions, have resulted in substantial losses for most domestic integrated steel producers.

     In the United States, the Company competes with many domestic integrated steel companies. The Company also competes with mini-mills, which generally target regional markets, have reduced environmental maintenance costs and liabilities, and derive certain competitive advantages by utilizing less capital intensive liquid steel processes. The capability of electric furnace based, thin slab mini-mills to produce flat rolled steel products is increasing. In the future, these mini-mills may provide increased competition in the higher quality, value-added product lines now dominated by the integrated steel producers. New mini-mills that produce flat rolled steel and improvements in the production efficiencies of integrated mills have increased overall production capacity in the United States, which has caused downward price pressure. The ability of mini-mill producers to capture a significant percentage of the sheet markets, which represented approximately half of domestic industry shipments in 1996, cannot presently be determined due to operating cost and product quality issues associated with thin-cast technology. In addition, fluctuations in the cost of scrap, the primary element in the production of steel by mini-mills, may influence the ability of mini-mills to compete with domestic integrated producers.

     A number of integrated steel producers have gone through bankruptcy reorganizations. These proceedings have resulted in reduced operating costs for these producers and may permit them to price their steel products at levels below those that could otherwise be maintained by them. The Company believes, however, that due to its reduced labor costs and reduced exposure to historical environmental liabilities resulting from certain agreements with Ford, as well as the absence of indebtedness since the Company's Public Offering, the Company is in a better position to compete with these companies than many of its competitors.

     Steel Substitutes. In the case of many steel products, there is substantial competition from other products, including plastics, aluminum, ceramics, glass, wood and concrete. However, the Company, to a limited degree, and certain other manufacturers of steel products have begun to compete in recent years in markets not traditionally served by steel producers, including the markets for steel construction studs and steel frames for houses.

EMPLOYEES

     At December 31, 1996, the work force of Rouge Steel was comprised of 2,492 hourly and 627 salaried personnel, including Rouge Steel employees working at Double Eagle. EVTAC employees are not employees of Rouge Steel. From 1986 to 1996, the Company reduced its work force by over 1,300 employees, while increasing the level and quality of its production. The Company's employment cost per ton shipped in 1996 was $87, which the Company believes was one of the lowest among integrated steel producers, and tons shipped per employee has grown to more than 900 tons per year, which the Company believes is one of the highest in the steel industry.

     Hourly employees of Rouge Steel are represented by the UAW. Most of the hourly employees of the Company's competitors are represented by the USWA and are subject to USWA-patterned agreements. EVTAC workers, who are employed by Thunderbird Mining Company, a wholly-owned subsidiary of EVTAC, are also represented by the USWA. On February 7, 1997 the USWA ratified the terms of its economic reopener with Thunderbird Mining Company. The agreement will continue in effect through July 31, 1999. In 1995, Rouge Steel and the UAW executed a labor agreement with a five-year term and no optional renegotiation prior to expiration. The labor agreement includes provisions for employment security and profit sharing. The Company believes that it maintains a good relationship with the UAW.

ENVIRONMENTAL CONTROL AND CLEANUP EXPENDITURES

     The Company's operations are subject to many federal, state and local laws, regulations, permits and consent agreements relating to the protection of human health and the environment. The Company believes that its facilities are in material compliance with these provisions and does not believe that future compliance with such provisions will have a material adverse effect on its results of operations or financial condition. The Company has incurred capital expenditures in connection with matters relating to environmental control of approximately $1.5 million during the past four years. In addition, the Company has planned approximately $5.2 million in capital expenditures for environmental compliance for the years 1996 through 2000. Since environmental laws and regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. The costs for current and future environmental compliance may also place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which may not be required to undertake equivalent costs in their operations, and manufacturers of steel substitutes, which are subject to less stringent environmental requirements.

     Under CERCLA, the Environmental Protection Agency (the "EPA") has the authority to impose joint and several liability for the remediation of contaminated properties on waste generators, current and former site owners and operators, transporters and other potentially responsible parties regardless of fault or the legality of the original disposal activity. Many states have statutes and other authorities similar to CERCLA. Domestic steel producers have spent, and can be expected to spend in the future, substantial amounts for compliance with these environmental laws and regulations.

     Pursuant to the Purchase and Sale Agreement with Ford, Ford has agreed to indemnify the Company for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such condition that results in an environmental claim under any federal or state environmental law, including CERCLA, RCRA, the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act and the Occupational Safety and Health Act of 1970 or an environmental claim based upon a release of a material of environmental concern. An environmental claim, as defined in the Purchase and Sale Agreement, includes, among other things, the costs associated with the release of any pollutants, contaminants, toxic substances and hazardous substances into the environment. The Ford Indemnity provides that Ford shall pay the Company's liabilities, including any penalties and attorney's fees, in connection with any environmental claim relating to a pre-Acquisition condition. The Ford Indemnity terminates on December 15, 2009. Since the Acquisition, Ford has indemnified the Company for environmental claims of approximately $5 million. In some instances, Ford has acted proactively; in others, it has denied responsibility. The submitted claims include asbestos removal, CERCLA liabilities, National Pollutant Discharge Elimination System ("NPDES") permit violations, underground storage tank removal and transformer replacement. Rouge Steel does not believe the rejection by Ford of any claims made under the Ford Indemnity will have a material adverse effect on the Company.

     The Company has been identified as a potentially responsible party under CERCLA and/or similar state statutes at the Carter Industrial, Inc., Wayne County, Michigan site. The Company is subject to joint and several liability imposed by CERCLA on potentially responsible parties. Based upon available information, the Company does not anticipate that assessment and response costs resulting from the Company being a potentially responsible party will have a material adverse effect on the financial condition or results of operations of the Company. However, as further information comes into Rouge Steel's possession, the Company will continue to reassess such evaluations. In addition, pursuant to the Ford Indemnity, Ford has accepted liability for, and defense of, the Carter Industrial Site.

     In late 1995, the existence of material containing polychlorinated biphenyls ("PCBs") was noted within a containment area of an electrical substation in the cold mills. Subsequent investigation by the Company disclosed the presence of an underground storage tank containing PCB-contaminated oil below the floor of the substation. The tank was subsequently isolated, drained and closed in accordance with Michigan's underground storage tank program. Upon further investigation the Company discovered PCB contamination in four electrical manholes in the vicinity of the tank. The investigation and cleanup of PCB contamination in the area is proceeding. As of December 31, 1996, the Company had spent approximately $1 million for the investigation and cleanup. The Company believes that these costs are subject to the Ford Indemnity and has filed a claim with Ford. Negotiations with Ford continue with respect to this indemnity claim. The Company has not recorded an asset in anticipation of recovery pursuant to the Ford Indemnity.

     In December 1992, the EPA conducted a multimedia inspection of the Rouge Steel facility. The Company has obtained a copy of the inspection report which identifies certain alleged violations at its facility. To date, the EPA has raised no issue with the Company with the exception of an Administrative Complaint under the Clean Air Act which the Company settled in May 1994. The Company is not aware of any other outstanding issues with respect to this inspection. The full extent of the cost of any required corrective measures, if any, cannot be ascertained at this time. The Company believes that a portion of any potential liability is attributable to pre-Acquisition activities and pursuant to the Ford Indemnity has notified Ford of the potential indemnity claim arising from this inspection.

     The Company is currently operating in substantial compliance with a 1991 Consent Judgment between the Company and the Michigan Department of Environmental Quality (the "DEQ") with respect to wastewater discharges at the Schaefer Road wastewater treatment facility.

     The Company is also operating under a Consent Order with the DEQ in connection with the federally mandated requirement to achieve the national ambient air quality standards for particulate matter. This Consent Order defines the Company's fugitive dust and particulate matter control programs. The Consent Order does not impose any penalties on the Company or any significant production restrictions on any of the Company's production facilities. The Company has not incurred any costs associated with this issue, except those required to negotiate the consent. Similarly, the Powerhouse is operating under a 1988 Consent Order with the DEQ in connection with the federally mandated requirement to achieve the national ambient air quality standard for sulfur dioxide. The Powerhouse is currently negotiating several proposed revisions to this Consent Order with the DEQ. These revisions primarily involve sampling and analysis issues, and to the Company's knowledge, do not involve significant production or capital expenditure issues.

     In 1990, Congress passed amendments to the Clean Air Act which impose more stringent standards on air emissions. Pursuant to Title V of the Clean Air Act Amendments of 1990, the Company submitted an application for a facility operating permit on January 24, 1997.

     In 1996, the Company applied for renewal of its Clean Water Act NPDES permit. The Company expects that it will be required to develop a program for management of stormwater runoff in connection with the renewal application. The Company does not expect costs associated with the permit renewal or any resultant capital costs to be material.

RESEARCH AND DEVELOPMENT

     The Company does not incur material expenses in research and development activities but does participate in various research and development programs. The Company addresses research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel. The Company also participates in joint projects with the American Iron and Steel Institute and with various universities.

LEGAL PROCEEDINGS

     From time to time, Rouge Steel is a defendant in routine litigation incidental to its business. The Company believes that none of such current proceedings, individually or in the aggregate, will have a materially adverse effect on the Company's results of operations or financial condition.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the executive officers and directors of the Company. Executive officers are chosen by the Board of Directors of the Company at the first meeting of the Board after each annual meeting of stockholders. Officers of the Company serve at the discretion of the Board of Directors and are subject to removal at any time. There is no family relationship among any of the officers or directors.

                   NAME                       AGE                         POSITION
                   ----                       ---                         --------
Carl L. Valdiserri........................    60     Chairman and Chief Executive Officer, Director
Louis D. Camino...........................    59     President and Chief Operating Officer, Director
Gary P. Latendresse.......................    53     Vice President and Chief Financial Officer,
                                                     Director
Dennis T. Crosby..........................    53     Vice President, Engineering and Technology
William E. Hornberger.....................    50     Vice President, Employee Relations and Public
                                                     Affairs
George T. Kilavos.........................    65     Vice President, Production Planning
Daniel A. Marion..........................    58     Vice President, Purchasing and Transportation
Ronald J. Nock............................    44     Vice President, Sales and Marketing
Michael A. Weiss..........................    48     Secretary and General Counsel
Dominick C. Fanello.......................    74     Director
John E. Lobbia............................    55     Director
Peter J. Pestillo.........................    57     Director
Clayton P. Shannon........................    62     Director

BUSINESS EXPERIENCE

     Mr. Valdiserri has been Chairman and Chief Executive Officer of the Company since 1989. From 1987 until 1989 he was an independent consultant regarding the steel industry, principally to The Chase Manhattan Bank, N.A. From 1982 until 1987, Mr. Valdiserri was Executive Vice President of Weirton Steel Company. Mr. Valdiserri joined the Weirton Division of National Steel Corporation in 1978. He was Chief Engineer in the Great Lakes Division of National Steel Corporation from 1973 to 1978 and held various other engineering positions from 1964 to 1972. He began his career with Wheeling-Pittsburgh Steel Corporation in 1958. Mr. Valdiserri has 38 years of experience in the steel manufacturing industry. Mr. Valdiserri is also a director of Champion Enterprises, Inc.

     Mr. Camino has served as President and Chief Operating Officer, as well as a director of the Company, since 1990. Mr. Camino was Vice President of Operations for Acme Steel Company from 1986 to 1990. Mr. Camino began his career with Jones and Laughlin Steel Corporation as a supervisor in 1960, and has 36 years of experience in the steel manufacturing industry.

     Mr. Latendresse has been Vice President and Chief Financial Officer and a director of the Company since 1992. He was Vice President, Finance and Controller from 1987 until 1992. Mr. Latendresse has held various financial positions with the Company and Ford for 28 years. Mr. Latendresse has 27 years of experience in the steel manufacturing industry. Mr. Latendresse is also the Treasurer and Assistant Secretary of the Company.

     Mr. Crosby has been Vice President, Engineering and Technology since 1989. Mr. Crosby previously served as General Manager of Engineering and Environmental Affairs at Inland Steel Company where he was employed between 1967 and 1989. Mr. Crosby has 29 years of experience in the steel manufacturing industry.

     Mr. Hornberger has been Vice President, Employee Relations and Public Affairs since 1992. From 1987 to 1992, he was Vice President, Employee Relations. Mr. Hornberger has held various employee relations positions at Rouge Steel and Ford since 1973. Mr. Hornberger has 13 years of experience in the steel manufacturing industry.

     Mr. Kilavos has been Vice President, Production Planning since 1990. From 1984 to 1990, Mr. Kilavos was Director, Production Planning at Weirton Steel Company. He previously held various materials management positions at Weirton Steel Company and National Steel Corporation. Mr. Kilavos has 35 years of experience in the steel manufacturing industry.

     Mr. Marion has been Vice President, Purchasing and Transportation since March 1, 1995. From 1988 to 1995, Mr. Marion was Procurement Manager, Purchasing and Supply Staff, Ford Motor Company. He previously held various purchasing positions during his 34 years with Ford, including more than ten years of steel purchasing experience.

     Mr. Nock has been Vice President, Sales and Marketing since 1988. Mr. Nock held various positions at the Company since 1982, including Manager of Sales and Sales Representative. Mr. Nock has 21 years of experience in the steel manufacturing industry.

     Mr. Weiss has served as Secretary and General Counsel since 1989. Mr. Weiss is a director and a shareholder of the Pittsburgh, Pennsylvania law firm of Doepken Keevican & Weiss Professional Corporation ("DK&W"), which is engaged in the practice of law and provides legal services to the Company. He has been a shareholder of DK&W since 1988.

     Mr. Fanello was appointed to the Board on September 26, 1996 to fill the vacancy created by Mr. Klisares' resignation. Mr. Fanello has been a director of Shiloh since 1992 and currently serves as Vice Chairman. Mr. Fanello resigned his position as the Chief Executive Officer and the Chairman of the Board of Shiloh in 1995 and 1996, respectively. Mr. Fanello also serves as a director of Park National Bank (Newark, Ohio).

     Mr. Lobbia has been Chairman and Chief Executive Officer at DTE Energy, formerly known as Detroit Edison Company, since January 1996. Mr. Lobbia served as Chairman and Chief Executive Officer of Detroit Edison Company from March 1994 to January 1996, as Chairman, President and Chief Executive Officer from 1990 to February 1994, and as President and Chief Operating Officer from 1988 to 1990. Mr. Lobbia has worked directly with many of the Detroit area's industrial concerns and has, during his career, had extensive experience with steel manufacturing customers at DTE Energy. Mr. Lobbia has also been a director of NBD Bank, N.A. since July 1988.

     Mr. Pestillo is Executive Vice President, Corporate Relations at Ford Motor Company. Mr. Pestillo joined Ford in 1980, and his responsibilities since that time have included employee and labor relations and governmental affairs. Mr. Pestillo represents Ford as a director of Park Ridge Corporation, the parent of Hertz Corporation.

     Mr. Shannon was Senior Vice President, Finance and Chief Financial Officer at Calgon Carbon Corporation until his retirement on October 1, 1995. Prior to joining Calgon Carbon in 1985, Mr. Shannon served as Treasurer of National Intergroup, Inc., the former parent company of National Steel Corporation.

BOARD OF DIRECTORS

     Messrs. Malenick and Klisares resigned from the Board of Directors of the Company effective August 1, 1996. The Board of Directors has elected Mr. Fanello to replace Mr. Klisares and may decide to seek individuals to fill the vacancy created by the resignation of Mr. Malenick and to fill the ninth seat on the Board which has been vacant since the date of the Public Offering. See "Certain Relationships and Related Transactions."

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 31, 1996, information concerning ownership of the Common Stock outstanding by (i) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each director and nominee for election as a director, (iii) each of the five most highly compensated executive officers of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, (a) each stockholder has sole voting power and sole dispositive power with respect to the indicated shares and (b) the address of each such person is c/o Rouge Steel Company, 3001 Miller Road, P.O. Box 1699, Dearborn, Michigan 48121-1699.

                                                         SHARES OF COMMON                    PERCENT OF
                                                        STOCK BENEFICIALLY                  TOTAL VOTING
 DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS            OWNED           PERCENT(1)       STOCK
 -------------------------------------------------      ------------------    ----------    ------------
Carl L. Valdiserri (2)(3)(4)(9).....................         7,384,264           33.7%          54.4%
Worthington Industries, Inc. (3)(5).................         5,999,600           27.4           19.9
1205 Dearborn Drive
Columbus, Ohio 43085
Pioneering Management Corporation (6)...............         2,099,800            9.6            6.3
60 State Street
Boston, Massachusetts 02109
Wellington Management Company (6)...................         1,926,600            8.8            5.8
75 State Street
Boston, Massachusetts 02109
Louis D. Camino (4)(7)..............................           210,829            1.0              *
Gary P. Latendresse (4)(7)..........................           112,763              *              *
Dennis T. Crosby (4)(7).............................            30,318              *              *
William E. Hornberger (4)(7)........................            71,090              *              *
Dominick C. Fanello.................................               167              *              *
John E. Lobbia (8)..................................             7,125              *              *
Peter J. Pestillo (10)..............................             5,000              *              *
Clayton P. Shannon (8)..............................             7,125              *              *
All Directors and Executive Officers as a
  Group - (13 persons) (4)(7)(8)....................         7,953,322           36.2%          56.1%

-------------------------
   * Less than one percent.

 (1) Based on 21,903,536 total outstanding shares of Common Stock on December 31, 1996.

 (2) Mr. Valdiserri owns 7,140,400 shares of Class B Common Stock, which constitute 94.4% of the issued and outstanding shares of Class B Common Stock, and 243,864 shares of Class A Common Stock. Under the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Class A Common Stock and the Class B Common Stock are entitled to the same rights and preferences, except with respect to voting power; the Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to 2.5 votes per share. Accordingly, Mr. Valdiserri has the power to elect the entire Board of Directors of the Company. Pursuant to the voting arrangement contemplated in the Amended and Restated Stockholders Agreement (as defined under "Certain Transactions -- The Amended and Restated Stockholders Agreement"), Mr. Valdiserri may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of all shares of Common Stock owned of record by Worthington. Mr. Valdiserri disclaims such beneficial ownership. See "Certain Transactions -- The Amended and Restated Stockholders Agreement."

 (3) The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Certificate of Incorporation provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Company, all shares of Class B Common Stock owned by any holder of shares of Class B Common Stock who has consented in writing to the automatic conversion provisions contained in the Certificate of Incorporation, will automatically be converted into an equal number of shares of Class A Common Stock. Mr. Valdiserri has consented to such automatic conversion in the Amended and Restated Stockholders Agreement; however, Worthington has not so consented. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Accordingly, as adjusted to reflect the conversion of such Class B Common Stock, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) 7,384,264 shares of Class A Common Stock, representing approximately 34% of the 21,481,536 as adjusted shares of Class A Common Stock outstanding. However, if Worthington's 422,000 shares of Class B Common Stock are converted to Class A Common Stock, then, as adjusted to reflect such conversion, Mr. Valdiserri owns beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) 7,384,264 shares of Class A Common Stock, representing approximately 34% of the 21,903,536 as adjusted shares of Class A Common Stock outstanding.

 (4) The figures shown include shares of Class A Common Stock allocated to the accounts of participants under the Rouge Steel Company Savings Plan for Salaried Employees (the "Savings Plan"). Shares of Class A Common Stock acquired by the Trustee, Putnam Fiduciary Trust Company, for purposes of the Savings Plan are allocated to the accounts of participants as of the end of each month. Participants are entitled to provide instructions as to the voting of the shares allocated to their accounts. Shares credited to the accounts of participants who do not provide voting instructions are voted proportionately in the same manner as the Trustee votes the aggregate of all shares of Common Stock with respect to which the Trustee has received voting instructions from participants.

 (5) Worthington directly owns 422,000 shares of Class B Common Stock, which constitute 6% of the issued and outstanding shares of Class B Common Stock, and 5,577,600 shares of Class A Common Stock. Pursuant to the voting arrangement in the Amended and Restated Stockholders Agreement, Worthington may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 of the Exchange Act) of all shares of Class B Common Stock owned of record by Mr. Valdiserri. Worthington disclaims such beneficial ownership. See "Certain Transactions -- The Amended and Restated Stockholders Agreement." Assuming Worthington does not exercise its option to redeem any portion of the DECS with cash and delivers all of the shares of Class A Common Stock to which this Prospectus relates, Worthington will own 327,600 shares of Class A Common Stock and 422,000 shares of Class B Common Stock. See "Selling Stockholder" and "Plan of Distribution."

 (6) The information shown is derived from information set forth in the latest statements filed by Pioneering Management Corporation and Wellington Management Company with the Securities and Exchange Commission with respect to their ownership of the Class A Common Stock.

 (7) The shares indicated include 9,750, 6,750, 4,500, and 5,000 shares of Class A Common Stock that may be acquired by Messrs. Camino, Latendresse, Crosby and Hornberger, respectively, upon exercise of stock options granted under the Rouge Steel Company Stock Incentive Plan (the "Stock Incentive Plan").

 (8) The shares indicated include 2,875 and 2,375 shares of Class A Common Stock that may be acquired by Messrs. Lobbia and Shannon, respectively, upon exercise of stock options granted under the Rouge Steel Company Outside Director Equity Plan (the "ODEP").

 (9) Mr. Valdiserri did not receive any stock options under the Stock Incentive Plan.

(10) Mr. Pestillo has requested that he be excluded from participation in the ODEP. Therefore, he did not receive any stock options under the ODEP.

                              SELLING STOCKHOLDER

     This Prospectus relates to 5,250,000 shares of Class A Common Stock, plus up to an additional 749,600 shares solely to cover over-allotments, which may be delivered by Worthington, at Worthington's option, pursuant to the terms of the DECS, which are being offered by Worthington pursuant to the DECS Prospectus. Such shares of Class A Common Stock are owned by Worthington. Assuming Worthington does not exercise its option to redeem any portion of the DECS with cash and delivers all 5,999,600 shares of Class A Common Stock pursuant to the terms of the DECS, Worthington will thereafter own no shares of Class A Common Stock and no shares of Class B Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

     The Company believes that the transactions discussed below, as well as the terms of any future transactions and agreements (including renewals of any existing agreements) between the Company and its affiliates, are and will be at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors of the Company will be advised in advance of any such proposed transaction or agreement and will utilize such procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of the directors under Delaware General Corporation Law. In addition, the Company has established an Audit Committee, which consists of three independent directors. One of the responsibilities of the Audit Committee is to review related party transactions.

THE AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

     On November 14, 1996, the Company, Carl L. Valdiserri and Worthington entered into an amended and restated stockholders agreement (the "Amended and Restated Stockholders Agreement").

     Under the Amended and Restated Stockholders Agreement, Worthington, Carl L. Valdiserri and the Company agreed that: (i) without the prior written consent of a majority of Disinterested Directors (as defined in the Company's Certificate of Incorporation), Worthington will not acquire or agree to acquire, directly or indirectly, any shares of Common Stock, if, immediately after any such acquisition, the aggregate percentage of the total number of issued and outstanding shares of Common Stock ("Equity Holdings") held by Worthington and its affiliates would exceed 35%, except as a result of a recapitalization of the Company; (ii) during each year following November 14, 1996 (each such one year period, a "Restricted Period"), Mr. Valdiserri and his permitted transferees will not, with certain exceptions, transfer, offer to transfer or agree to transfer more than 18% of the Equity Holdings of Mr. Valdiserri and such permitted transferees during such Restricted Period unless Mr. Valdiserri gives Worthington 30 days' prior written notice; and (iii) (1) if and so long as Worthington owns at least 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Mr. Valdiserri will vote his Common Stock in favor of two directors or one director, respectively, designated by Worthington and (2) if and as long as Mr. Valdiserri holds 27%, 18% or 9% of the Company's outstanding Common Stock on a fully diluted basis, Worthington will vote its shares of Common Stock in favor of three directors, two directors or one director, respectively, designated by Mr. Valdiserri. Effective August 1, 1996, Messrs. Malenick and Klisares, Worthington's designees on the Board of Directors, resigned their positions as directors of the Company and Worthington has notified the Company that it will not appoint designees to fill the resulting vacancies as long as any of the DECS remain outstanding. Worthington has retained the right to appoint two designees as members of the Board of Directors after such time, which would be subject to the voting arrangements described above, and has retained a 19.9% voting interest in the Company on all matters.

     Under the Amended and Restated Stockholders Agreement, Mr. Valdiserri, Worthington and/or their permitted transferees collectively have four demand registration rights in certain circumstances with respect to their shares of Class A Common Stock. The demand registration rights described above are exercisable at any time. In addition, Mr. Valdiserri, Worthington and/or their permitted transferees have unlimited demand registration rights on Forms S-2 and S-3. Mr. Valdiserri, Worthington and/or their permitted transferees also have unlimited piggyback registration rights. The Company has agreed to pay any expenses (except all applicable underwriting discounts and commissions) incurred in connection with a registration requested under the Amended and Restated Stockholders Agreement, except that, with respect to the demand registration rights, reimbursement is required only where the expected purchase price of the registrable securities exceeds $5 million and, in the case of registration rights on Form S-2 or S-3, only holders of 5% or more of the Company's Common Stock shall be reimbursed.

     The Amended and Restated Stockholders Agreement terminates: (a) upon the consent of each of the parties; (b) upon the sale of all or substantially all of the assets of the Company and the distribution of the proceeds thereof to the stockholders at such time; (c) as to any share of Common Stock, when such share is transferred other than to permitted transferees; (d) as to any party, when such party ceases to hold any Common Stock (or any legal or beneficial interest therein); or (e) on February 28, 2004, provided that certain expense and indemnification provisions survive.

FORD MOTOR COMPANY

     Ford Steel Products Agreement. Mr. Pestillo, a Director of the Company, is the Executive Vice President, Corporate Relations at Ford. In connection with the Acquisition, the Company entered into a ten-year steel product purchase agreement with Ford (the "Ford Steel Products Agreement") that expires on December 15, 1999. Prices of products supplied under the Ford Steel Products Agreement are based upon competitive prices quoted by qualified suppliers of similar products to Ford and the contract is subject to the Company's ability to deliver products on a timely basis which meet Ford's specifications and are of acceptable quality. Pursuant to the Ford Steel Products Agreement, the Company had sales to Ford of approximately $388.3 million, $376.6 million and $397.7 million during 1994, 1995 and 1996, respectively, which accounted for approximately 31% of the Company's total sales in 1994 and 1995 and approximately 30% of the Company's total sales in 1996.

     Purchase and Sale Agreement. In connection with the Acquisition and pursuant to the purchase and sale agreement entered into in connection with the Acquisition (the "Purchase and Sale Agreement"), Ford agreed to retain certain workers' compensation expenses and all pension and insurance costs for retirees as of the date of the Acquisition, as well as certain post-retirement benefits (including health care costs and a pro rata share of pension costs) for Company employees who were retirement eligible on the date of the Acquisition and for most employees who will become eligible for retirement by 1999. As a result of Ford's assumption of these liabilities, the Company's workers' compensation and retiree costs have been reduced from $40.1 million in 1989 to $17.9 million in 1996.

     Pursuant to the Purchase and Sale Agreement, Ford has agreed to indemnify the Company through December 15, 2009 for any liability arising out of an environmental condition existing prior to the Acquisition or a subsequent change in law relating to such conditions that results in an environmental claim under any federal or state environmental law, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Water Drinking Act, the Clean Air Act and the Occupational Safety and Health Act of 1970 or an environmental claim based upon a release of a material of environmental concern (the "Ford Indemnity"). During 1994, 1995 and 1996, Ford made payments to the Company for the reimbursement of expenses incurred by the Company covered by the Ford Indemnity of approximately $800,000, $100,000 and $500,000 respectively. Also, pursuant to the Purchase and Sale Agreement, Ford agreed to retain or assume all liabilities (other than environmental liabilities) arising from or in connection with all actions, claims or proceedings commenced against the Company or Ford arising out of events or conditions occurring or existing on or prior to the date of the Acquisition.

WORTHINGTON INDUSTRIES, INC.

     Board Resignations and Class B Common Stock Conversion. Effective August 1, 1996, Messrs. Malenick and Klisares, the President and Executive Vice President of Worthington, respectively, resigned as directors of the Company. Worthington has informed the Company that it will not designate successors to fill the vacancies created by such resignations as long as any of the DECS remain outstanding and such seats are otherwise filled, however, they have, subject to the terms of the Amended and Restated Stockholders Agreement, reserved the right to designate nominees at such time as the DECS are no longer outstanding. In addition, in 1996 Worthington converted 878,000 shares of Class B Common Stock into 878,000 shares of Class A Common Stock which resulted in its owning 5,577,600 shares of Class A Common Stock and 422,000 shares of Class B Common Stock collectively representing 27.4% of the Company's Common Stock and a voting interest of 19.9%.

     Worthington Steel Purchase Agreement. In connection with the Acquisition, the Company entered into a seven-year steel purchase contract (the "Worthington Agreement") with Worthington which has been extended through 2003 by Worthington and the Company. The purchase price of the products supplied under the Worthington Agreement is set at a slight discount from the competitive market price for the same products with comparable quality and terms and the contract is subject to the Company's ability to deliver products on a timely basis which meet Worthington's specifications and are of acceptable quality. The Company and Worthington have agreed to this pricing arrangement to reflect Worthington's volume of purchases, product mix and certain other accommodations made by Worthington with respect to the Company's production scheduling requirements. Pursuant to the Worthington Agreement, the Company had sales to Worthington of approximately $186.5 million, $162.4 million and $159.0 million during 1994, 1995 and 1996, respectively.

     Worthington Joint Ventures and Processing Arrangement. The Company has entered into a joint venture with Worthington with respect to Spartan Steel and has reached an agreement in principle with Worthington and Thyssen with respect to TWB. Spartan Steel is constructing a cold rolled hot dipped galvanizing line and TWB is a laser welding facility which is presently a joint venture between Worthington and Thyssen. In addition, the Company has negotiated a steel supply and toll coating agreement with Worthington with respect to Delta Galvanizing. TWB is subject to the negotiation and execution of definitive documentation. See "Risk Factors -- Risks Related to Uncertainty of Joint Ventures and Processing Arrangement" and "Business -- Joint Ventures and Processing Arrangement."

DOEPKEN KEEVICAN & WEISS PROFESSIONAL CORPORATION

     Michael A. Weiss, the Secretary of the Company, is a director and a stockholder of the law firm of Doepken Keevican & Weiss Professional Corporation ("DK&W"), which firm has represented the Company since the Acquisition. DK&W is representing the Company on certain legal matters. During 1994, 1995 and 1996 the Company paid an aggregate of approximately $1.5 million, $1.1 million and $1.0 million to DK&W for legal services and related costs and expenses.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 80,000,000 shares of Class A Common Stock, $.01 par value per share, of which 14,356,118 shares were issued and outstanding as of the date of this Prospectus, 8,690,400 shares of Class B Common Stock, par value $.01 per share, of which 7,562,400 shares were issued and outstanding as of the date of this Prospectus, and 8,000,000 shares of Preferred Stock, without par value, of which no shares were issued and outstanding (the "Preferred Stock").

PREFERRED STOCK

     The Board of Directors has the authority, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any additional series of Preferred Stock or the designation of such series. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issues. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

COMMON STOCK

     The shares of Class A Common Stock covered hereby have been duly authorized, validly issued, fully paid and nonassessable. The shares of Common Stock are not redeemable, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. The shares of Class B Common Stock are convertible into shares of Class A Common Stock (i) at any time in the discretion of the holder of such shares of Class B Common Stock or (ii) automatically upon the transfer of shares of Class B Common Stock to other than certain permitted transferees. The Certificate of Incorporation provides that upon death or permanent disability of Mr. Valdiserri or voluntary retirement of Mr. Valdiserri as Chairman of the Board of Directors of the Company, Mr. Valdiserri's Class B Common Stock will automatically be converted into an equal number of shares of Class A Common Stock. The conversion rate is one share of Class A Common Stock for each share of Class B Common Stock and is subject to adjustment in certain circumstances. Upon liquidation, dissolution or winding up of the Company, subject to any aggregate liquidation preference of any Preferred Stock then outstanding, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities. There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election. See "Risk Factors -- Control by Principal Stockholders" and "Security Ownership of Certain Beneficial Owners and Management."

     Voting Rights. Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes, holders of Class A Common Stock and Class B Common Stock generally vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 2.5 votes per share. The affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock or Class B Common Stock would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the shares of Class A Common Stock or Class B Common Stock, respectively.

     Dividend Rights. Quarterly cash dividends of $.02 per share of Common Stock were paid on July 29 and October 28, 1994 and January 27, April 28, and July 28, 1995. Quarterly cash dividends of $.03 per share of Common Stock were paid on October 27, 1995, January 26, April 26, July 26, and October 25, 1996 and January 24, 1997. Future dividends on the Common Stock are payable in cash or shares of Class A Common Stock, at the discretion of the Board of Directors of the Company. The Company's Certificate of Incorporation provides that (i) no dividends be paid on the Class B Common Stock unless a dividend (equal to the dividend declared and paid to the holders of Class B Common Stock) is declared and paid on the Class A Common Stock and (ii) any dividend paid on the Class B Common Stock will be paid only in shares of Class A Common Stock or cash. Holders of Class A Common Stock and Class B Common Stock will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock. The declaration and payment of dividends on the Common Stock will be subject to a quarterly review by the Board of Directors of the Company. The timing and amount of dividends, if any, will depend, among other things, on the Company's funding obligations with respect to profit sharing plans, results of operations, financial condition, cash requirements, restrictions, if any, in loan agreements, obligations with respect to Preferred Stock and other factors deemed relevant by the Board. The holders of outstanding shares of Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Price Range of Class A Common Stock and Dividends."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     There are 65,643,882 shares of Class A Common Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. In addition, the Board of Directors has the authority to issue shares of Preferred Stock. See "-- Preferred Stock" and "Risk Factors -- Shares Eligible for Future Sale."

     One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     The Company currently has no plans to issue additional shares of Common Stock or Preferred Stock other than shares of Class A Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future to the Company's employees or directors.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The By-Laws of the Company provide that the Company shall indemnify each officer and director of the Company to the fullest extent permitted by applicable law. The Certificate of Incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Certificate of Incorporation and By-Laws of the Company contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of the current Board of Directors and of management more difficult.

     Pursuant to the Certificate of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. Directors can be removed from office for cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders. For purposes of the foregoing, "cause" is defined as the willful and continuous failure substantially to perform one's duties to the Company or the willful engaging in gross misconduct materially and demonstrably injurious to the Company.

     The By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company not less than 90 days prior to the date of the annual meeting (or not less than 10 days after notice is given to stockholders of any special meeting of stockholders for the election of directors) and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

     Special meetings of stockholders may be called only by the Chairman of the Board, the Board of Directors or the holders of record of 20% of the shares of stock of the Company. The Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent.

     The Certificate of Incorporation also provides that certain mergers, sales of assets, liquidations or dissolutions, reclassifications or recapitalizations involving interested stockholders must be approved by holders of at least 80% of the outstanding voting stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in the Company's Certificate of Incorporation) of the Company or certain minimum price, form of consideration and procedural requirements are satisfied. An interested stockholder is defined as a holder of stock representing 20% or more of the shares of voting stock then outstanding or an affiliate of the Company holding 20% of the shares of voting stock then outstanding. The Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the voting stock, voting together as a single class, is required to amend, alter, change or repeal such provisions. The requirement of such super majority votes could enable a minority of the Company's stockholders to exercise veto powers over such amendments, alterations, changes, or repeals.

DELAWARE ANTITAKEOVER LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors and which transaction is approved or not opposed by a majority of the board of directors then in office.

     Section 203 could have the effect of delaying, deterring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation or By-Laws of the Company, may elect not to be governed by Section 203, effective 12 months after adoption. Neither the Certificate of Incorporation nor the By-Laws of the Company currently exclude the Company from the restrictions imposed by Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is National City Bank Corporate Trust Administration.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among Worthington, Rouge Steel and Salomon Brothers, Worthington has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, the number of DECS set forth below:

                                                              NUMBER OF
                        UNDERWRITER                             DECS
                        -----------                           ---------
Salomon Brothers Inc........................................  5,250,000
                                                              ---------

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

     Worthington has been advised by the Underwriter that it proposes to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such price less a concession not in excess of $0.28 per DECS. After the initial public offering, such public offering price and such concession may be changed.

     Worthington, Rouge Steel and Carl L. Valdiserri (the Chairman and Chief Executive Officer of Rouge Steel) have agreed not to offer for sale, sell or contract to sell, or otherwise dispose of, or announce the offering of, or file or cause the filing of any registration statement under the Securities Act with respect to, any shares of Class A Common Stock or any securities convertible into or exchangeable for, or warrants to acquire, Class A Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter; provided, however, that such restriction shall not affect the ability of (i) Worthington, Rouge Steel or their respective subsidiaries to take any such actions in connection with the offering of the DECS made pursuant to the DECS Prospectus or any exchange at maturity pursuant to the terms of the DECS or in connection with loans of shares of Class A Common Stock pursuant to the Securities Loan Agreement (as defined below) or (ii) Rouge Steel to take any such actions in connection with any employee stock option plan, stock ownership plan or dividend reinvestment plan of Rouge Steel in effect at the date of this Prospectus.

     Worthington has granted to the Underwriter an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an additional 749,600 DECS from Worthington, at the same price per DECS as the initial DECS to be purchased by the Underwriter. The Underwriter may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus.

     The DECS will be a new issue of securities with no established trading market. The Underwriter intends to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriter is not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriter without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     At Worthington's option, upon maturity of the DECS, shares of Class A Common Stock may be delivered by Worthington pursuant to the terms of the DECS. For a description of the terms of such exchange, see the DECS Prospectus.

     The Underwriting Agreement provides that Worthington and Rouge Steel will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter has from time to time performed various investment banking and financial advisory services for Worthington and its affiliates, for which customary compensation has been received.

     In connection with the offering of the DECS, Worthington (referred to herein as the "Lender") and Salomon Brothers intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon Brothers may from time to time borrow, return and reborrow shares of Class A Common Stock from the Lender (the "Borrowed Securities"); provided, however, that the number of Borrowed Securities at any time may not exceed 1,000,000 shares, subject to adjustment for certain dilutive events. The Securities Loan Agreement is intended to facilitate market-making activity in the DECS by Salomon Brothers. Salomon Brothers may from time to time borrow shares of Class A Common Stock under the Securities Loan Agreement to settle short sales of Class A Common Stock entered into by Salomon Brothers to hedge any long position in the DECS resulting from its market-making activities. Such sales will be made on the NYSE or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to such market prices. Market conditions will dictate the extent and timing of Salomon Brothers' market-making transactions in the DECS and the consequent need to borrow shares of Class A Common Stock. The availability of shares of Class A Common Stock under the Securities Loan Agreement at any time is not assured and any such availability does not assure market-making activity with respect to the DECS and any market-making actually engaged in by Salomon Brothers may cease at any time. The foregoing description of the Securities Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the issuance of the Class A Common Stock offered hereby and certain other legal matters related to the offering will be passed upon for the Company by Rogers & Wells, New York, New York. Certain legal matters will also be passed upon for the Company by Doepken Keevican & Weiss Professional Corporation.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              ROUGE STEEL COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
YEAR-END CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................   F-2

Consolidated Balance Sheets at December 31, 1995 and 1996...   F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1994, 1995 and 1996..........................   F-5

Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1994, 1995 and 1996......   F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1995 and 1996..........................   F-7

Notes to Consolidated Financial Statements..................   F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Rouge Steel Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Rouge Steel Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Detroit, Michigan
January 29, 1997

                              ROUGE STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1995         1996
                                                                  ----         ----
                                                                (AMOUNTS IN THOUSANDS)
                           ASSETS
CURRENT ASSETS
Cash and Cash Equivalents...................................     $ 57,036     $ 24,914
Marketable Securities.......................................       43,324        2,039
Accounts Receivable
  Trade and Other (Net of Allowances of $6,118 and
     $7,294)................................................      115,561      102,593
  Affiliates................................................        8,640        9,995
Inventories.................................................      237,137      267,877
Other Current Assets........................................       21,885        7,483
                                                                 --------     --------
       Total Current Assets.................................      483,583      414,901
                                                                 --------     --------
PROPERTY, PLANT, AND EQUIPMENT
Land........................................................          261           --
Buildings and Improvements..................................       11,497       16,942
Machinery and Equipment.....................................      123,893      186,851
Construction in Progress....................................       46,745       32,545
                                                                 --------     --------
  Subtotal..................................................      182,396      236,338
Less: Accumulated Depreciation..............................      (46,729)     (27,176)
                                                                 --------     --------
  Net Property, Plant, and Equipment........................      135,667      209,162
                                                                 --------     --------
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES...................       19,313       15,590
DEFERRED CHARGES AND OTHER..................................       33,945       42,300
                                                                 --------     --------
       Total Assets.........................................     $672,508     $681,953
                                                                 ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1995         1996
                                                                  ----         ----
                                                                (AMOUNTS IN THOUSANDS)
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable
  Trade.....................................................     $145,093     $154,338
  Affiliates................................................          892        8,188
Accrued Vacation Pay........................................       11,264       11,243
Taxes Other than Income.....................................       10,438        4,580
Other Accrued Liabilities...................................       21,709       19,921
                                                                 --------     --------
       Total Current Liabilities............................      189,396      198,270
                                                                 --------     --------
OTHER LIABILITIES...........................................       59,543       49,342
                                                                 --------     --------
EXCESS OF NET ASSETS ACQUIRED OVER COST.....................       22,872       17,076
                                                                 --------     --------
MINORITY INTEREST IN NET ASSETS OF CONSOLIDATED
  SUBSIDIARY................................................        6,843           --
                                                                 --------     --------
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS' EQUITY
Common Stock
  Class A, 80,000,000 shares authorized with 13,084,965 and
     14,341,136 issued and outstanding as of December 31,
     1995 and 1996, respectively............................          131          143
  Class B, 8,690,400 shares authorized with 8,690,400 and
     7,562,400 issued and outstanding as of December 31,
     1995 and 1996, respectively............................           87           76
Capital in Excess of Par Value..............................      124,246      127,096
Retained Earnings...........................................      271,580      292,349
Additional Minimum Pension Liability Adjustment.............       (2,190)      (2,399)
                                                                 --------     --------
       Total Stockholders' Equity...........................      393,854      417,265
                                                                 --------     --------
       Total Liabilities and Stockholders' Equity...........     $672,508     $681,953
                                                                 ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        1994          1995          1996
                                                        ----          ----          ----
                                                              (AMOUNTS IN THOUSANDS
                                                       EXCEPT SHARE AND PER SHARE AMOUNTS)
SALES
Unaffiliated Customers.............................  $ 1,029,167   $ 1,019,914   $ 1,125,722
Affiliates.........................................      206,886       186,652       181,676
                                                     -----------   -----------   -----------
  Total Sales......................................    1,236,053     1,206,566     1,307,398
                                                     -----------   -----------   -----------
COSTS AND EXPENSES
Costs of Goods Sold................................    1,103,984     1,082,077     1,251,114
Depreciation and Amortization......................        8,736        11,083        13,056
Selling and Administrative Expenses................       26,118        27,569        24,339
Amortization of Excess of Net Assets Acquired Over
  Cost.............................................       (5,796)       (5,796)       (5,796)
Property Tax Litigation Settlement (Note 10).......           --       (29,974)           --
                                                     -----------   -----------   -----------
  Total Costs and Expenses.........................    1,133,042     1,084,959     1,282,713
                                                     -----------   -----------   -----------
Operating Income...................................      103,011       121,607        24,685
Interest Income....................................        2,589         5,739         5,136
Interest Expense -- Affiliate......................       (4,415)           --            --
Interest Expense -- Nonaffiliate...................         (720)         (326)         (329)
Other -- Net.......................................        2,313           459           728
                                                     -----------   -----------   -----------
Income Before Income Taxes, Minority Interest, and
  Equity in Income of Unconsolidated
  Subsidiaries.....................................      102,778       127,479        30,220
Income Tax Benefit (Provision).....................        8,282       (33,455)       (6,915)
                                                     -----------   -----------   -----------
Income Before Minority Interest and Equity in
  Income of Unconsolidated Subsidiaries............      111,060        94,024        23,305
Minority Interest in Consolidated Subsidiary.......       (5,446)          639            37
Equity in Income of Unconsolidated Subsidiaries....           --            --            50
                                                     -----------   -----------   -----------
  Net Income.......................................  $   105,614   $    94,663   $    23,392
                                                     ===========   ===========   ===========
Net Income Per Share...............................  $      5.21   $      4.37   $      1.07
                                                     ===========   ===========   ===========
Weighted Average Shares Outstanding................   20,261,899    21,677,435    21,844,864
                                                     ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                   YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1994        1995        1996
                                                                 ----        ----        ----
                                                                    (AMOUNTS IN THOUSANDS)
Class A and Class B Common Stock
  Beginning Balance........................................    $    160    $    216    $    218
  Common Stock Issued for Employee Benefit Plans...........          --           2           1
  Public Offering..........................................          56          --          --
                                                               --------    --------    --------
     Ending Balance........................................         216         218         219
                                                               --------    --------    --------
Capital in Excess of Par Value
  Beginning Balance........................................       7,398     120,212     124,246
  Common Stock Issued for Employee Benefit Plans...........          --       3,955       2,811
  Common Stock Issued for ODEP.............................          --          79          39
  Public Offering..........................................     112,814          --          --
                                                               --------    --------    --------
     Ending Balance........................................     120,212     124,246     127,096
                                                               --------    --------    --------
Retained Earnings
  Beginning Balance........................................      79,771     179,089     271,580
  Purchase of Put Option...................................      (5,000)         --          --
  Net Income...............................................     105,614      94,663      23,392
  Cash Dividends Declared..................................      (1,296)     (2,172)     (2,623)
                                                               --------    --------    --------
     Ending Balance........................................     179,089     271,580     292,349
                                                               --------    --------    --------
Additional Minimum Pension Liability Adjustment
  Beginning Balance........................................      (6,692)     (3,806)     (2,190)
  Required Minimum Liability Adjustment....................       2,886       1,616        (209)
                                                               --------    --------    --------
     Ending Balance........................................      (3,806)     (2,190)     (2,399)
                                                               --------    --------    --------
Treasury Stock at Cost
  Beginning Balance........................................      (1,000)         --          --
  Retirement of 4,000,000 Shares of Class C Common Stock...       1,000          --          --
                                                               --------    --------    --------
     Ending Balance........................................          --          --          --
                                                               --------    --------    --------
Total Stockholders' Equity.................................    $295,711    $393,854    $417,265
                                                               ========    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                               ----         ----         ----
                                                                   (AMOUNTS IN THOUSANDS)
Cash Flows From Operating Activities
  Net Income.............................................    $ 105,614    $  94,663    $ 23,392
  Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
       Deferred Taxes....................................      (17,958)       5,841       4,433
       Depreciation and Amortization.....................        8,736       11,083      13,056
       Amortization of Capitalized Debt Costs............        2,778           36          36
       Equity in Income of Unconsolidated Subsidiaries...           --           --         (50)
       Amortization of Excess of Net Assets Acquired Over
          Cost...........................................       (5,796)      (5,796)     (5,796)
       Minority Interest in Consolidated Subsidiary......        5,446         (639)        (37)
       Common Stock Issued for Benefit Plans.............           --        4,036       2,851
       Changes in Assets and Liabilities:
          Accounts Receivable............................      (34,455)       9,437       3,692
          Inventories....................................       (6,029)       5,799     (42,802)
          Prepaid Expenses...............................        1,353       (7,252)      1,208
          Accounts Payable and Accrued Liabilities.......        9,112      (14,124)     14,202
          Restricted Cash................................       (4,121)       4,121          --
          Other -- Net...................................           12          (96)       (182)
       Gain on Property Tax Settlement...................           --      (29,974)         --
       Proceeds from Property Tax Settlement.............           --       15,000       5,000
                                                             ---------    ---------    --------
            Net Cash Provided by Operating Activities....       64,692       92,135      19,003
                                                             ---------    ---------    --------
Cash Flows From Investing Activities
  Capital Expenditures...................................      (20,241)     (65,797)    (80,339)
  Purchase of Marketable Securities......................      (28,281)    (103,265)    (30,276)
  Sale of Marketable Securities..........................        9,070       78,886      71,561
  Investment in Unconsolidated Subsidiaries..............       (8,915)      (3,629)     (9,222)
  Other -- Net...........................................           93           45        (229)
                                                             ---------    ---------    --------
            Net Cash Used for Investing Activities.......      (48,274)     (93,760)    (48,505)
                                                             ---------    ---------    --------
Cash Flows From Financing Activities
  Drawdowns on Revolving Line -- Affiliate...............       83,500           --          --
  Principal Payments on Revolving Line -- Affiliate......     (123,500)          --          --
  Principal Payments on Term Debt -- Affiliate...........      (10,000)          --          --
  Principal Payments on Subordinate Debt --
     Nonaffiliate........................................      (19,000)          --          --
  Purchase of Put Option.................................       (5,000)          --          --
  Net Proceeds from Public Offering......................      112,870           --          --
  Cash Dividend Payments.................................         (864)      (1,952)     (2,620)
  Other -- Net...........................................           (5)          --          --
                                                             ---------    ---------    --------
            Net Cash Provided by (Used for) Financing
               Activities................................       38,001       (1,952)     (2,620)
                                                             ---------    ---------    --------
Net Increase (Decrease) in Cash and Cash Equivalents.....       54,419       (3,577)    (32,122)
Cash and Cash Equivalents -- Beginning of Year...........        6,194       60,613      57,036
                                                             ---------    ---------    --------
Cash and Cash Equivalents -- End of Year.................    $  60,613    $  57,036    $ 24,914
                                                             =========    =========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              ROUGE STEEL COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

     Rouge Steel Company is engaged in the production and sale of flat rolled steel products principally to domestic automotive manufacturers and their suppliers.

Principles of Consolidation

     The consolidated financial statements include the accounts of Rouge Steel Company and its subsidiaries ("Rouge Steel" or the "Company"). Intercompany transactions have been eliminated. Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method.

Financial Instruments

     The carrying amount of the Company's financial instruments, which include cash equivalents, marketable securities, accounts receivable and accounts payable, approximates their fair market value at December 31, 1995 and 1996. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents, marketable securities, and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents and marketable securities by utilizing outside investment managers to place its investments with highly rated corporate and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees, or collateral. The Company's customer base is comprised principally of domestic automotive manufacturers and their suppliers. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 1996.

Significant Customers

     The Company's significant customers are Ford Motor Company ("Ford") and Worthington Industries, Inc. ("Worthington"). Sales to Ford, which are primarily made pursuant to a ten-year steel purchase agreement, totaled $388,296,000 in 1994, $376,605,000 in 1995 and $397,723,000 in 1996. The steel purchase agreement expires on December 15, 1999.

     Sales are made to Worthington, a stockholder of the Company, pursuant to a seven-year steel purchase agreement which expires on December 15, 2003. Sales to affiliates include $186,478,000, $162,372,000 and $159,030,000 to Worthington
for 1994, 1995, and 1996, respectively.

Inventories

     Inventories are stated at the lower of cost or market with cost determined by the last-in, first-out ("LIFO") method for raw materials, work-in-process and finished goods and the first-in, first-out ("FIFO") method for nonproduction and sundry. Costs in inventory include materials, direct labor, Double Eagle electrogalvanizing (see Note 4) and applied manufacturing overhead.

                              ROUGE STEEL COMPANY

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Nonmonetary Transactions

     The Company routinely exchanges iron ore inventory with other parties. Since the exchanges involve similar productive assets and do not complete an earnings process, the Company accounts for the exchanges on the cost basis of the inventory relinquished without recognition of gain or loss.

Property, Plant, and Equipment

     Property, plant, and equipment are recorded at cost. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

Depreciation and Amortization

     Depreciation of the Company's property, plant, and equipment is computed using the straight-line method. The average estimated useful lives are as follows:

                                                                YEARS
                                                                -----
Buildings...................................................     35
Land Improvements...........................................     20
Steel-Producing Machinery and Equipment.....................     18
Power Equipment.............................................     28
Office Furniture............................................     12

     The costs of relines to the blast furnaces and the refurbishment of turbo generators are capitalized and amortized over their expected lives which are eight to ten years and five years, respectively.

     The Excess of Net Assets Acquired Over Cost, relating to the acquisition of the Company from Ford (the "Acquisition") in 1989, is being amortized on a straight-line basis over a ten-year period.

Environmental Accounting

     Environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets' environmental safety or efficiency. All other environmental expenditures are expensed. Liabilities for environmental expenditures are accrued when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This statement sets forth standards for accounting for stock-based compensation or allows companies to continue to account for stock-based compensation under the requirements of Accounting Principles Board ("APB") Opinion No. 25 and make additional disclosure in the notes to the financial statements. The Company elected to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide additional disclosure in the notes to the financial statements.

                              ROUGE STEEL COMPANY

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Initial Public Offering

     Proceeds from an initial public offering of 7,601,800 shares of the Company's Class A Common Stock at a price of $22 per share were received in April 1994. Of the 7,601,800 shares of Class A Common Stock sold, 5,601,800 shares were sold by the Company and 2,000,000 shares were sold by Chase Manhattan Capital Corporation ("CMCC"). No proceeds from the sale of shares by CMCC were received by the Company. All business with CMCC and CMCC affiliates subsequent to December 31, 1994 has been classified as nonaffiliate transactions.

     Net proceeds to Rouge Steel from the public offering amounted to $112,870,000 after issuance costs and expenses of $2,359,000. The Company fully repaid its revolving and term debt in the amount of $49,500,000 under the Amended and Restated Credit Agreement dated June 7, 1990 and its $19,000,000 subordinated debenture issued to Ford in connection with the Acquisition.

Reclassifications

     Amortization of Excess of Net Assets Acquired Over Cost and Property Tax Litigation Settlement have been reclassified to Costs and Expenses.

NOTE 2 -- MARKETABLE SECURITIES

     Marketable securities are classified as follows (dollars in thousands):

                                                                   DECEMBER 31
                                                                ------------------
                                                                 1995       1996
                                                                 ----       ----
Marketable Securities Per Consolidated Balance Sheets.......    $43,324    $ 2,038
Marketable Securities Classified as Cash Equivalents........     50,388     10,806
                                                                -------    -------
     Total Marketable Securities............................    $93,712    $12,844
                                                                =======    =======

     The Company has the positive intent and ability to hold all purchased securities to maturity. As of December 31, 1995 and 1996, the Company did not own any securities with a maturity greater than one year.

     Marketable securities include the following (dollars in thousands):

                                                                        DECEMBER 31
                                                         ------------------------------------------
                                                                1995                   1996
                                                         -------------------    -------------------
                                                         CARRYING    MARKET     CARRYING    MARKET
                                                          VALUE       VALUE      VALUE       VALUE
                                                         --------    ------     --------    ------
U.S. Treasury Securities.............................    $19,630     $19,634    $ 1,654     $ 1,654
Corporate Debt Securities............................     74,082      73,884     11,190      11,190
                                                         -------     -------    -------     -------
     Total...........................................    $93,712     $93,518    $12,844     $12,844
                                                         =======     =======    =======     =======

                              ROUGE STEEL COMPANY

NOTE 3 -- INVENTORIES

     The major classes of inventories are as follows (dollars in thousands):

                                                                     DECEMBER 31,
                                                                -----------------------
                                                                  1995           1996
                                                                  ----           ----
Production
  Raw Materials.............................................    $ 58,481       $ 85,306
  Semifinished and Finished Steel Products..................     155,345        174,746
                                                                --------       --------
     Total Production at FIFO...............................     213,826        260,052
  LIFO Reserves.............................................      (7,186)       (14,390)
                                                                --------       --------
     Total Production at LIFO...............................     206,640        245,662
Nonproduction and Sundry....................................      30,497         22,215
                                                                --------       --------
     Total Inventories......................................    $237,137       $267,877
                                                                ========       ========

NOTE 4 -- INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

     At December 31, 1996, the Company's investments in unconsolidated subsidiaries consist of a 50 percent interest in Double Eagle Steel Coating Company ("Double Eagle"), a 45 percent interest in Eveleth Mines LLC ("EVTAC"), a 20 percent interest in Shiloh of Michigan, L.L.C., (the "Shiloh Venture") and a 48 percent interest in Spartan Steel Coating, L.L.C. ("Spartan Steel"). All of the Company's investments in unconsolidated subsidiaries are accounted for under the equity method.

     Double Eagle is an electrolytic galvanizing facility which is operated as a cost center. Accordingly, Double Eagle records neither sales nor income. Rouge Steel's proportionate share of Double Eagle's production costs, $35,581,000, $34,976,000 and $37,618,000 for 1994, 1995 and 1996, respectively, is included in the Company's costs and expenses and inventory. The Company is committed to pay 50 percent of the fixed costs incurred and a pro rata share of variable costs based on coatings applied to the Company's products. At December 31, 1996, the Company's share of the underlying net assets of Double Eagle exceeded its investment by $49,700,000. This excess results from purchase accounting adjustments made on the consolidated accounts of the Company at the time of the Acquisition and relates primarily to property, plant, and equipment. This excess is being amortized as a reduction of Rouge Steel's share of Double Eagle's costs over the remaining lives of the property.

     Until November 30, 1996, Eveleth Taconite Company ("Eveleth"), was 85 percent owned by Rouge Steel and 15 percent owned by Oglebay Norton Company and produced iron ore pellets at Eveleth Mines under collective operating agreements with Eveleth Expansion Company. Effective December 1, 1996, under the terms of a restructuring agreement, Eveleth became a wholly-owned subsidiary of Rouge Steel and, in exchange for a 45 percent ownership interest in EVTAC, assigned substantially all of its operating assets and liabilities to EVTAC. No gain or loss was reported on the transaction and the impact of the transfer of approximately $17,681,000 of assets and $30,253,000 of liabilities by Eveleth to EVTAC has been excluded from the Statement of Cash Flows. At December 31, 1996, the Company's share of the underlying net assets of EVTAC exceeded its investment by $11,772,000. This excess is being amortized into income over the estimated remaining useful lives of the contributed assets.

     In 1996, Rouge Steel acquired a 20 percent joint venture interest in the Shiloh Venture, which produces engineered steel blanks. Effective November 16, 1996, QS Steel Inc., a wholly-owned subsidiary of Rouge Steel, acquired a 48 percent interest in Spartan Steel, a cold rolled hot dipped facility which is being constructed. Spartan Steel is expected to begin operation in mid-1998.

                              ROUGE STEEL COMPANY

NOTE 4 -- INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES -- (CONTINUED)
     The table below sets forth summarized financial information for Rouge Steel's unconsolidated subsidiaries (in thousands):

                                                               AS OF DECEMBER 31
                                                              -------------------
                                                                1995       1996
                                                                ----       ----
Current Assets..............................................  $  8,618   $ 51,987
Noncurrent Assets...........................................   149,407    210,690
Current Liabilities.........................................     9,340     61,012
Noncurrent Liabilities......................................   147,659    181,645

     For the year ended December 31, 1996, net sales, gross profit and net loss recorded by Rouge Steel's unconsolidated subsidiaries were $16,268,000, $446,000 and $498,000, respectively. For the years ended December 31, 1994 and 1995, the Company's unconsolidated subsidiaries had no reportable amounts.

NOTE 5 -- DEBT

     The Company had no long-term debt outstanding as of December 31, 1995 or 1996.

     On November 29, 1994, the Company entered into an agreement for a $100,000,000, unsecured revolving loan facility. No borrowings have yet been made under the facility. Interest will be calculated using one of two methods. Loans under the base rate option will be charged interest equal to the higher of the prime rate or the federal funds rate plus 0.5%. Loans under the LIBOR option will be charged interest at the London Interbank Offered Rate plus a margin ranging from 0.25% to 0.675% depending on the Company's leverage ratio at the time of borrowing. The interest rate option will be chosen by the Company at the time of each borrowing and is thereafter changeable under certain specified conditions. The facility bears a 0.2% per annum fee on the entire amount of the facility and a fixed annual fee of $30,000. The agreement, which expires on November 29, 2001, contains certain financial covenants, each of which the Company was in compliance with on December 31, 1995 and 1996.

     No cash was paid to affiliates for interest in 1995 or 1996. Cash paid to affiliates for interest was $1,691,000 in 1994. Cash paid to nonaffiliates for interest was $825,000 in 1994, $285,000 in 1995 and $350,000 in 1996.

NOTE 6 -- PENSIONS

     The Company has four retirement plans. Two plans cover hourly employees represented by the UAW and the remaining two plans cover salaried employees of the Company. The hourly plans are noncontributory and provide benefits, including early retirement supplements, based on the length of employee service. The salaried plans provide similar noncontributory benefits and, for employees who elect to contribute, pay related benefits combined with early retirement supplements. The employees that were utilized at Eveleth prior to the restructuring discussed in Note 4 participated in plans which provided contributory and noncontributory retirement benefits. Eveleth recorded net periodic pension expense of $321,000 in 1994, $636,000 in 1995 and $276,000 in the eleven months ended November 30, 1996. The following pension disclosures do not reflect the benefits provided to the employees utilized by Eveleth.

     The Company's funding policy is to contribute annually, at a minimum, amounts required by applicable law, regulations, and union agreements. In 1995, the Company made additional contributions to the plans in an effort to reduce the unfunded pension liability and improve the funded status of the plans. Plan assets consist principally of investments in common and preferred stock, government securities, and other fixed income securities.

                              ROUGE STEEL COMPANY

NOTE 6 -- PENSIONS -- (CONTINUED)
     The following schedule sets forth the funded status of the plans at December 31 using a September 30 measurement date (dollars in thousands):

                                                 OVERFUNDED PLAN(S)         UNDERFUNDED PLAN(S)
                                               ----------------------      ----------------------
                                                 1995          1996          1995          1996
                                                 ----          ----          ----          ----
Actuarial Present Value of Benefit
  Obligations:
  Vested.....................................  $(39,353)     $(15,850)     $ (4,969)     $(38,710)
  Nonvested..................................   (27,081)       (6,348)       (5,832)      (28,599)
                                               --------      --------      --------      --------
Accumulated Benefit Obligation...............  $(66,434)     $(22,198)     $(10,801)     $(67,309)
                                               ========      ========      ========      ========
Project Benefit Obligation...................  $(68,737)     $(24,648)     $(10,801)     $(67,309)
Fair Value of Assets.........................    69,494        24,583         8,504        63,146
                                               --------      --------      --------      --------
Fair Value of Assets in Excess of (Less Than)
  Projected Benefit Obligation...............       757           (65)       (2,297)       (4,163)
Unrecognized Net Loss........................     3,335         1,176         2,190           210
Unrecognized Prior Service Cost..............    10,270         1,028            --         8,229
Employer Contribution........................        22         1,387            --         4,733
Minimum Liability Adjustment.................        --            --        (2,190)       (2,399)
                                               --------      --------      --------      --------
Prepaid Pension Cost (Unfunded Accrued)......  $ 14,384      $  3,526      $ (2,297)     $  6,610
                                               ========      ========      ========      ========

     The following schedule sets forth the net pension cost (dollars in thousands):

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  ---------------------------------
                                                    1994        1995        1996
                                                    ----        ----        ----
Service Cost....................................    $ 7,662     $ 6,795     $ 8,143
Interest Cost...................................      4,022       4,952       6,541
Actual Return on Assets.........................       (440)     (8,460)     (9,325)
Net Amortization and Deferral...................     (1,854)      4,762       3,577
                                                    -------     -------     -------
  Net Pension Cost..............................    $ 9,390     $ 8,049     $ 8,936
                                                    =======     =======     =======

     The projected benefit obligation was determined using a discount rate of 7.5% for 1995 and 1996, an expected rate of return on plan assets of 9.0% and a rate of compensation escalation for salaried plans of 3.7% for both years.

NOTE 7 -- POSTRETIREMENT BENEFIT AND OTHER PLANS

Postretirement Benefit Plans Other than Pensions

     The Company provides certain health care and life insurance benefits for retired employees. As part of the Acquisition, Ford assumed essentially all liability for these benefits for Company retirees and certain employees nearing retirement as of December 15, 1989.

     Substantially all of the Company's employees may become eligible for benefits, either at the Company's expense or, to the extent indicated above, at Ford's expense, if they reach retirement age while still working for the Company.

     Disclosures related to postretirement benefits include employees utilized by Eveleth at December 31, 1995 and for the years ended December 31, 1994 and 1995. As a result of the change in the ownership structure relating to Eveleth operations discussed in Note 4, disclosures related to

                              ROUGE STEEL COMPANY

NOTE 7 -- POSTRETIREMENT BENEFIT AND OTHER PLANS -- (CONTINUED) postretirement benefits at December 31, 1996 and for the year ended December 31, 1996 do not include employees utilized by Eveleth. At December 31, 1995, the accrued postretirement benefit cost included in the table below which related to employees utilized by Eveleth was $16,160,000. The accrued postretirement benefit cost is included in Other Liabilities. The following schedule presents the funded status of the plans (dollars in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1995       1996
                                                                ----       ----
Accumulated Postretirement Benefit Obligation:
  Active Participants.......................................  $(41,399)  $(40,776)
  Fully Eligible Participants...............................    (5,287)    (3,803)
  Retirees..................................................    (6,667)    (2,610)
                                                              --------   --------
     Total..................................................   (53,353)   (47,189)
Fair Value of Assets........................................       251         --
Benefit Payments and Contributions..........................        26         27
Unrecognized Prior Service Cost.............................       378        331
Unrecognized Net Loss.......................................     3,826      7,672
                                                              --------   --------
  Accrued Postretirement Benefit Cost.......................  $(48,872)  $(39,159)
                                                              ========   ========

     The following schedule presents the net periodic postretirement benefit cost (dollars in thousands):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                               1994         1995         1996
                                                               ----         ----         ----
Service Cost................................................  $3,034       $2,741       $2,992
Interest Cost...............................................   3,498        3,906        3,163
Actual Return on Assets.....................................      --           (6)          --
Net Amortization............................................     230         (112)         432
                                                              ------       ------       ------
     Net Periodic Postretirement Benefit Cost...............  $6,762       $6,529       $6,587
                                                              ======       ======       ======

     For Rouge Steel plans, assumed health care trend rates of 8.0% and 7.0% were used to measure the postretirement benefit obligation in 1995 and 1996, respectively. By 1997, the assumed health care trend rate will be 6.0%. The discount rate used by Rouge Steel to measure the postretirement benefit obligation was 7.5% in 1995 and 1996. Assumed health care trend rates for the Eveleth plans were 9.75% to measure the postretirement benefit obligation for pre-age 65 retirees in 1995 and 7.25% to measure the postretirement benefit obligation of post-age 65 retirees in 1995. The discount rate used to measure the postretirement benefit obligation for the Eveleth plans was 7.5% in 1995.

     If the health care trend rates assumed were increased by 1.0%, the effect on the accumulated postretirement benefit obligation at December 31, 1995 and on the 1995 service and interest cost components of net periodic postretirement benefit cost would be increases of $11,195,000 and $1,802,000, respectively.

     The effect of a 1.0% health care trend rate increase on the accumulated postretirement benefit obligation at December 31, 1996 and the total 1996 service and interest cost components of net periodic postretirement benefit cost would be increases of $9,782,000 and $1,641,000, respectively.

                              ROUGE STEEL COMPANY

NOTE 7 -- POSTRETIREMENT BENEFIT AND OTHER PLANS -- (CONTINUED)
Profit Sharing Plans

     The Company maintains profit sharing plans for hourly and salaried employees which cover substantially all employees. Hourly and salaried profit sharing expense amounted to $12,909,000, $12,306,000 and $4,173,000 in 1994,
1995 and 1996, respectively.

NOTE 8 -- INCOME TAXES

     The Company's income tax benefit (provision) arising wholly from federal taxation since the Company neither has been, nor is presently, subject to state or foreign income taxes, consists of the following components (dollars in thousands):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                              1994          1995         1996
                                                              ----          ----         ----
Current....................................................  $(9,676)     $(27,614)     $(2,482)
Deferred...................................................   17,958        (5,841)      (4,433)
                                                             -------      --------      -------
     Total Benefit (Provision).............................  $ 8,282      $(33,455)     $(6,915)
                                                             =======      ========      =======

     The differences between the total benefit (provision) and the provision computed using the Federal statutory income tax rate were as follows (dollars in thousands):

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1994        1995        1996
                                                               ----        ----        ----
Pre-Tax Income.............................................   $102,778    $127,479    $ 30,220
                                                              ========    ========    ========
Computed Provision.........................................   $(35,972)   $(44,618)   $(10,577)
Source of Difference:
  Percentage Depletion.....................................   $  3,404    $     --    $     --
  Amortization of Negative Goodwill........................      2,029       2,029       2,029
  Change in Valuation Allowance............................     39,600      12,000       1,800
  Other....................................................       (779)     (2,866)       (167)
                                                              --------    --------    --------
     Total Benefit (Provision).............................   $  8,282    $(33,455)   $ (6,915)
                                                              ========    ========    ========

                              ROUGE STEEL COMPANY

NOTE 8 -- INCOME TAXES -- (CONTINUED)
     Deferred tax assets (liabilities) are comprised of the following (dollars in thousands):

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1995        1996
                                                                  ----        ----
                           ASSETS
Property, Plant, and Equipment..............................    $  6,432    $     --
Basis of Consolidated Subsidiary............................      11,241      11,241
Postretirement and Other Benefits...........................      20,513      21,167
Other.......................................................       5,906       6,810
Operating Loss and Alternative Minimum Tax Credit
  Carryforwards.............................................      23,553      25,925
                                                                --------    --------
Gross Deferred Tax Assets...................................      67,645      65,143
Valuation Allowance.........................................     (25,700)    (23,900)
                                                                --------    --------
Gross Deferred Tax Assets After Valuation Allowance.........      41,945      41,243
                                                                --------    --------
                        LIABILITIES
Property, Plant, and Equipment..............................          --      (7,615)
Inventories.................................................     (14,809)    (10,924)
                                                                --------    --------
Other.......................................................         (33)        (34)
                                                                --------    --------
Gross Deferred Tax Liabilities..............................     (14,842)    (18,573)
                                                                --------    --------
     Total Net Deferred Tax Assets..........................      27,103      22,670
                                                                ========    ========

     Regular tax loss carryforwards were fully utilized at December 31, 1995. Alternative minimum tax credit carryforwards amounted to $23,553,000 at December 31, 1995 and $25,925,000 at December 31, 1996.

     A valuation allowance is recorded for deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company previously recorded a partial valuation allowance on certain deferred tax assets. As a result of its utilization of net operating loss carryforwards against current taxable income, the valuation allowance was reversed through credits to the tax provision. A significant portion of the remaining valuation allowance at December 31, 1996 relates to specific items with essentially indefinite reversal periods. Current deferred tax assets of $1,832,000 and $788,000 in 1995 and 1996, respectively, are recorded in Other Current Assets. The remaining deferred tax assets are included in Deferred Charges and Other.

     Cash paid for income taxes was $7,600,000 in 1994, $24,200,000 in 1995 and $5,325,000 in 1996.

NOTE 9 -- COMMON STOCK

     Class A shares have a par value of $0.01. Each Class A share has one vote.

     Class B shares have a par value of $0.01. Each Class B share has 2.5 votes.

     Class C shares had a par value of $0.01. Class C shares had no voting rights. The Company exercised its option to call these shares at the original issue price of $1,000,000 and redeemed them from Ford on December 4, 1992. The shares were retired during the first quarter of 1994.

     In 1996, Worthington converted 878,000 shares of Rouge Steel's Class B Common Stock to Class A Common Stock, thereby reducing its voting interest in the Company's common stock from 22.8% to 19.9%.

                              ROUGE STEEL COMPANY

NOTE 9 -- COMMON STOCK -- (CONTINUED)
     On March 9, 1994, the stockholders of Rouge Steel approved the Rouge Steel Company Outside Director Equity Plan ("ODEP") and the Rouge Steel Company Stock Incentive Plan ("SIP"). These plans provide for stock option grants to the Company's directors and employees, respectively, at fair market value on the date of grant. Under the plans, the Company may grant options to its directors and employees for up to 500,000 shares of common stock. These stock options generally vest over a period of up to three years and are exercisable for a period not exceeding ten years from the date of grant. The stock options may be exercised subject to continued employment and certain other conditions.

     The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for the ODEP and the SIP. If compensation cost for the ODEP and the SIP had been determined based upon the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                    YEAR ENDED
                                                                   DECEMBER 31
                                                                ------------------
                                                                 1995       1996
                                                                 ----       ----
Net Income
  As Reported...............................................    $94,663    $23,392
  Pro Forma.................................................     93,638     22,357
Net Income Per Share
  As Reported...............................................    $  4.37    $  1.07
  Pro Forma.................................................       4.32       1.02

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1995 and 1996, respectively: divided yield of 0.42% and 0.51% and risk-free interest rates of 7.76% and 5.56%. An expected volatility of 32.7% and an expected life of 7 years were used for both periods.

     A summary of the status of the Company's two stock-based compensations plans as of December 31, 1995 and 1996 and changes during the years then ended is presented below:

                                                                1995                    1996
                                                        --------------------    --------------------
                                                                   WEIGHTED-               WEIGHTED-
                                                                    AVERAGE                 AVERAGE
                                                        SHARES       PRICE      SHARES       PRICE
                                                        ------     ---------    ------     ---------
Outstanding at January 1............................      4,000     $22.00      106,500     $28.33
Granted.............................................    107,000      28.56      110,100      23.70
Exercised...........................................       (500)     22.00           --         --
Forfeited...........................................     (4,000)     28.88       (8,375)     24.77
                                                        -------                 -------
Outstanding at December 31..........................    106,500     $28.33      208,225      26.03
                                                        =======     ======      =======     ======
Options Exercisable at Year-End.....................     54,000     $28.24      130,394     $26.47
Weighted-Average Fair Value of Options Granted
  During the Year...................................                $14.17                  $10.43

                              ROUGE STEEL COMPANY

NOTE 9 -- COMMON STOCK -- (CONTINUED)
     The following table presents summarized information about stock options outstanding at December 31, 1996:

                                         OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                         ----------------------------------------------------    --------------------------------
                             NUMBER                                                  NUMBER
                         OUTSTANDING AT    WEIGHTED-AVERAGE      WEIGHTED-       EXERCISABLE AT      WEIGHTED-
      RANGE OF            DECEMBER 31,        REMAINING           AVERAGE         DECEMBER 31,        AVERAGE
   EXERCISE PRICES            1996         CONTRACTUAL LIFE    EXERCISE PRICE         1996         EXERCISE PRICE
   ---------------       --------------    ----------------    --------------    --------------    --------------
$22.00 to 23.00......         6,750           8.4 years            $22.49             4,875            $22.34
$23.01 to 24.00......       106,850           9.0 years             23.73            54,550             23.72
$28.88...............        94,625           8.0 years             28.88            70,969             28.88

NOTE 10 -- PROPERTY TAX LITIGATION SETTLEMENT

     On August 31, 1995, Rouge Steel reached an agreement with the City of Dearborn (the "City"), the Dearborn Public School Board and the County of Wayne, Michigan which settled local property tax litigation for tax years 1990 through 1995. The local taxing authorities agreed to refund $25 million to Rouge Steel for overpayment of property taxes for tax years 1990 through 1993. In addition, the taxing authorities reduced Rouge Steel's property tax assessment with respect to the 1994 and 1995 tax years. As a result of the settlement, the Company recorded a pre-tax benefit of $29,974,000, net of profit sharing and inventory valuation costs, in the third quarter of 1995.

     On September 29, 1995, Rouge Steel received the first $15 million installment of the $25 million refund for tax years 1990 through 1993. A second installment of $5 million was received on October 1, 1996 and the final installment of $5 million is due by October 1, 1997.

     Since late 1994, a portion of the Company's property tax payments had been placed into an escrow account by order of the Michigan Tax Tribunal. Such amounts were expensed for financial reporting purposes. The escrow account amounted to $4,121,000 on December 31, 1994. On October 13, 1995, the escrow funds were released and Rouge Steel paid $2,004,000 to the City to discharge its remaining liability for the 1994 tax year.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

Commitments to Ford

     The Company purchases various services including environmental, heavy equipment repair, construction, and transportation from Ford. In addition, the Company leases certain land, office space, and production support facilities from Ford under cancelable operating leases with terms ranging from 1 to 99 years. The costs of these services were approximately $33,500,000 in 1994, $29,791,000 in 1995 and $25,643,000 in 1996.

     The Company also jointly operates a powerhouse facility with Ford, under a renewable ten-year agreement expiring January 1, 2000. The powerhouse generates electricity, steam, and other utilities.

     The fixed assets of the powerhouse are owned 60 percent by the Company and 40 percent by Ford, with each party receiving a portion of the power generated. The costs of operating the facility are allocated between the Company and Ford based on consumption. The Company's share of the costs of this facility was approximately $76,269,000 in 1994, $71,176,000 in 1995 and $74,005,000 in 1996.

     In connection with the operation of the powerhouse, Ford purchases a portion of the gas produced by the Company's blast furnaces for use at the powerhouse based on a negotiated formula. Ford

                              ROUGE STEEL COMPANY

NOTE 11 -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED) purchased $22,300,000, $22,251,000 and $23,638,000 worth of blast furnace gas in 1994, 1995 and 1996, respectively. Of these amounts, between 60 and 70 percent has been charged back to the Company for its proportionate share of the cost of such gas.

     During 1994, 1995 and 1996, the Company purchased scrap from Ford at a cost of $27,631,000, $27,122,000 and $31,401,000, respectively. These purchases were made under a supply agreement that expires in automotive model year 2000.

Spartan Steel Commitment

     During 1996, the Company entered a joint venture with Worthington to construct and operate Spartan Steel. The entire project is expected to cost approximately $90,000,000. Rouge Steel will be responsible for 48% of the total, or approximately $43,200,000. Through December 31, 1996, the Company had invested $1,368,000 in Spartan Steel. Construction of the facility is expected to be complete by mid-1998.

Other Commitments

     Pursuant to a purchase and sale agreement executed in connection with the restructuring of EVTAC described in Note 4, Rouge Steel is required to purchase 45% of the first 5.0 million natural gross tons of pellets produced each year by EVTAC at world market prices. The Company also has the right of first refusal to 45% of any pellets produced by EVTAC in excess of 5.0 million natural gross tons.

     The Company has entered into a ten-year contract for the supply of oxygen and nitrogen. The terms of the agreement were effective November 15, 1995. The contract contains annual minimum oxygen and nitrogen purchases of $8.3 million and $550,000, respectively. Oxygen and nitrogen purchases aggregated approximately $8,353,000 in 1994, $9,769,000 in 1995, and $11,707,000 in 1996.

Shiloh of Michigan, L.L.C. Loan Guaranty

     Rouge Steel executed a guaranty of payment in favor of certain banks to induce them to extend a $23,000,000 line of credit to the Shiloh Venture, an engineered steel blanking joint venture between the Company and Shiloh Industries, Inc. Rouge Steel guaranteed 20 percent of the line of credit and the Company's maximum exposure under the guaranty is $5,000,000. As of December 31, 1996, the Shiloh Venture had borrowings of $20,000,000 outstanding under its line of credit.

Environmental Matters

     The Company is indemnified through December 15, 2009 for environmental obligations relating to conditions arising prior to the Acquisition on December 15, 1989. It is the Company's practice to coordinate the resolution of such obligations with Ford. Management believes that disputed or unresolved obligations are immaterial in relation to the Company's Consolidated Statement of Operations. The Company's environmental obligations relating to conditions arising after the Acquisition, in the opinion of management, will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

     In late 1995, the existence of material containing polychlorinated biphenyls ("PCB") was noted within a containment area of an electrical substation in the cold mills. Rouge Steel commenced an investigation into the presence of the contamination. As a result of this investigation, an underground storage tank ("UST") was discovered beneath the floor of the substation. This UST was subsequently determined to contain some PCB-contaminated oil. In making this determination, the Company confirmed

                              ROUGE STEEL COMPANY

NOTE 11 -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED) a release of PCB-contaminated liquid. An emergency response was initiated and the UST was isolated and drained. Upon isolation, sub-surface sampling was conducted. Analysis of these samples demonstrated either non-detectable levels of concentration or concentrations below clean-up levels required by Michigan's Department of Environmental Quality. Based upon this analysis, the Company submitted a UST closure report to the State of Michigan on January 19, 1996, which has been neither approved or denied.

     A trace of PCB-containing material has also been found in certain electrical manholes. The Company has accrued $1.5 million for the investigation and clean-up of the substation, closure of the UST, fingerprinting various oils to match the PCB contaminated oils, and the clean-up of manholes. An additional $200,000 was accrued in 1995 for legal expenses related to this project. Through December 31, 1996, approximately $1,000,000 has been spent on investigation, cleanup and legal efforts. The Company resubmitted a notice of indemnity claim to Ford in September, 1996, for all costs associated with the clean-up of PCB contamination in this substation. Discussions are ongoing with Ford, however, no final determination has yet been made by Ford with respect to this notice of claim. The Company has not recorded an asset in anticipation of recovery pursuant to the Ford indemnity.

Litigation

     The Company is involved in routine litigation incidental to its business. In management's opinion, none of such current proceedings, individually or in the aggregate, will have a materially adverse effect on the Company's consolidated financial position or results of operations.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ROUGE STEEL SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Available Information................    3
Incorporation of Certain Documents by
  Reference..........................    3
Prospectus Summary...................    4
Risk Factors.........................    9
Use of Proceeds......................   16
Price Range of Class A Common Stock
  and Dividends......................   17
Capitalization.......................   18
Selected Consolidated Financial
  Information and Operating Data.....   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   20
Business.............................   29
Directors and Executive Officers.....   47
Security Ownership of Certain
  Beneficial Owners and Management...   49
Selling Stockholder..................   51
Certain Relationships and Related
  Transactions.......................   52
Description of Capital Stock.........   55
Plan of Distribution.................   58
Legal Matters........................   59
Experts..............................   59
Index to Consolidated Financial
  Statements.........................  F-1

       5,250,000 SHARES

       ROUGE STEEL
       COMPANY

       CLASS A
       COMMON STOCK
       ($.01 PAR VALUE)
       ROUGE STEEL LOGO
       PROSPECTUS

       DATED FEBRUARY 27, 1997